UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2015

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K of Credit Suisse Group AG and Credit Suisse AG hereby incorporates by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statement on Form S-8 (file no. 333-101259) the following slides of the presentation “Overview of Financials and Capital” by David Mathers: Slide no. 10, Slide no. 32, Slide no. 38, Slide no. 42 and Slide no. 43.

 October 22, 2015  Credit Suisse Strategy and ObjectivesTidjane Thiam

 Disclaimer  The 3Q15 financial information is subject to further review We have not finalized our 3Q15 Financial Report and our independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the 3Q15 financial information contained in this presentation is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.The re-segmented financial information is preliminary and subject to further review Unless otherwise noted, this presentation contains certain historical financial information that has been re-segmented to approximate what our results under our new structure would have been, had it been in place from January 1, 2014. Such information is preliminary in nature and subject to review, evaluation and refinement, has not been audited or reviewed by our independent public accountants and can be expected to change in certain respects before any final re-segmentation is published. In addition, “Illustrative”, “Ambition” and “Goal” presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators.  All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control.  Accordingly, this information should not be relied on for any purpose. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.  Cautionary statement regarding forward -looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in “Cautionary statement regarding forward-looking information" in our second quarter 2015 Financial Report filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.  Selling restrictions This document is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. A decision to invest in securities of Credit Suisse Group AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG for such purpose.  This document and the information contained herein is not for publication or distribution into the United States of America and should not be distributed or otherwise transmitted into the United States or to U.S. persons (as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or publications with a general circulation in the United States. This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The securities referred to herein have not been and will not be registered under the Securities Act or the laws of any state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the securities in the United States of America. The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.  2  October 21, 2015

- Our strategy is to:
  - Be a leading Private Bank and Wealth Manager with strong Investment Banking capabilities and…
  - …grow profitably and generate capital through the cycle
- We are taking a number of management actions to improve our ability to generate capital internally, including
  - Right-sizing the Investment Bank, with significant reduction where returns do not exceed cost of capital;
  - A disciplined capital allocation that combines stable capital consumption and improved business profitability;
  - A reduction in our fixed costs;
  - Transitioning non-core assets and implementing closures.
- To ensure the Group has the strong capital position required to support the implementation of its strategy, we are complementing these actions by raising external capital[1)] through the combination of a non-preemptive placing of CHF 1.36bn and a rights issue of CHF 4.70bn. Together these actions will result in a pro-forma CET1 ratio of 12.2% and a pro-forma CET1 leverage ratio of 3.6% based on YE2015 targets
- As the strategy is executed, we intend to generate approximately CHF 23-25bn of Operating Free Capital by 2020 of which we intend to distribute at least 40% to shareholders[2)]
- We intend to return excess capital to shareholders

1) Subject to approval by EGM (EGM: Extraordinary General Meeting) 2) Until we reach our capital target however, we will recommend CHF 0.70 per share with a scrip alternative; we will discontinue the scrip once we have clarity on regulatory requirements and litigation risks. In any event, we will not continue with the scrip beyond 2017

CREDIT SUISSE
October 21, 2015 3

Our organization

Chief Executive Officer
Tidjane Thiam

Chief Finance Officer
David Mathers

Chief Risk Officer
Joachim Oechslin

Chief Compliance & Regulatory Officer
Lara Warner

Chief Operating Officer
Pierre-Olivier Bouée

General Counsel
Romeo Cerutti

HR & Comms
Peter Goerke

Global Markets	Investment Banking & Capital Markets	International Wealth Management	Swiss Universal Bank	Asia Pacific
Tim O'Hara	*Jim Amine*	*Iqbal Khan*	*Thomas Gottstein*	*Helman Sitohang*
Sales & trading platforms covering the Americas and EMEA	*Advisory and underwriting platforms covering the Americas and EMEA*	*Global WM arm serving our non-Swiss and non-APAC domiciled (U)HNW clients, and Global AM business, including Swiss products and clients*	*Universal bank for our Swiss domiciled private clients (retail, WM), commercial and institutional clients (excl. AM services)*	*Integrated private and investment bank for our APAC domiciled (U)HNW, corporate, and institutional clients*

- Geographic structure will drive client focus and better align with regulation
- Decentralization will increase accountability and cost competitiveness
- Maintain global linkages for Investment Banking and Trading
- Material strengthening of controls and increase centralization of information

Note: New management structure effective October 22, 2015 and will be the basis for our reporting in the fourth quarter of 2015 and the 2015 Annual Report, going forward

CREDIT SUISSE October 21, 2015 4

Profitable growth

- More than double PTI of Asia Pacific from CHF 0.9bn in 2014 to **CHF 2.1bn in 2018**
- Increase PTI in International Wealth Management from CHF 1.3bn in 2014 to **CHF 2.1bn in 2018**
- Grow PTI for the Swiss Universal Bank from CHF 1.6bn in 2014 to **CHF 2.3bn in 2018**
- Realize **CHF 3.5bn in cost reduction by end-2018**
- Invest **CHF 1.5bn** in **growth initiatives**
- Leading overall to **an absolute reduction of our cost base by a net CHF 2bn**[1] to **below CHF 19bn**, with further potential efficiency gains post-2018

1) Based on 2015 cost base; Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses in the SRU & restructuring costs, but including other costs to achieve savings.
Note: 2018 figures illustrative; Under new structure, new management structure effective October 22, 2015; SRU=Strategic Resolution Unit

CREDIT SUISSE

October 21, 2015 5

 Improve our capital position  6  1  Internal capital generationRight-size the Investment BankReallocate capitalReduce fixed costsTransition non-core assets & implement closures  Capital raising  2  October 21, 2015

1 Internal capital generation
- Right-size the Investment Bank

Targeted and rational approach to right-sizing Investment Bank (1/2)

Regional view

	Americas	EMEA	APAC	CH
PTI/RWA FY 2014	3.5%	0.7%	3.7%	6.5%


RWA FY2014 (USDbn)
87
44
19
1
Americas
EMEA
APAC
CH

Functional view


Return on Capital[2], FY2014 (binding constraint[1])
High
Medium
Low
Relevant for WM clients
Not earning cost of capital
IBD
Cash
Credit
SP
EqD
EMG
PS
Macro
Low
RWA/ Leverage usage, FY2014 (binding constraint[1])
High

1) Expressed as required capital, calculated as higher of 10% Basel III risk-weighted assets or 3.5% end of 2014 leverage exposure 2) RoC calculated using income after tax, assuming tax rate of 30% and capital allocated on the higher of 10% Basel III risk-weighted assets or 3.5% end of 2014 leverage exposure Note: This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015

CREDIT SUISSE
October 21, 2015 7

       Targeted and rational approach to right-sizing Investment Bank(2/2)  -79%  20151)  2Q 2015  2Q 2015  -72%  20151)  1) Expected Note: APAC IB included; Strategic business only; This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015  8  AboveCoC  Belowcost ofcapital(CoC)  2Q 2015  158  126  Prime (USD bn)  Macro (USDbn)  -25%  20151)  2Q 2015  -50%  20151)  2Q 2015  Leverage  RWA  Leverage  RWA      RWA down CHF 20bnLeverage down CHF 87bn  RWA breakdown, in USDbn  YE 2015 target    1  Internal capital generationRight-size the Investment Bank  October 21, 2015

   Investment Bank: targeted reduction of RWA and Leverage – current structure (incl. APAC)  RWA, USDbn (current structure, strategic)  1) Expected 2) Expressed as required capital, calculated as either 10% of Basel III risk-weighted assets or 3.5% of leverage exposure Note: This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015, strategic only. BIS LVE for leverage exposure  9  Leverage, USDbn (current structure, strategic)  YE20151)  Below CoC  2Q 2015  158  Above CoC   118  491  Above CoC   Below CoC   2Q 2015  YE20151)  635  -63%  -16%  -42%  -13%  RoC2) (%)  ~19%  ~15%  ~13%  ~10%    1  Internal capital generationRight-size the Investment Bank  Includes APAC IB  Includes APAC IB  October 21, 2015

1 Internal capital generation
- Right-size the Investment Bank

Planned RWA reduction at Investment Bank optimizes PTI/RWA arbitrage

PTI/RWA at YE2015 pro forma Index, (Pre-optimization=100)


100
119
57
Pre-optimization
Current plan
Maximum capital release

Reduction in RWA vs Pre-optimization USD bn	Pre-optimization	Current plan	Maximum capital release
		-40	-68

Note: Excl. Asia and IBD CH. All numbers based on FYFC 2015 as of 30.09.2015; Source: Credit Suisse data

CREDIT SUISSE
October 21, 2015 10

   11  1) Expected 2) Illustrative 3) Pre-regulatory change; Post-regulatory change RWA would amount to USD 174bn of which USD 142bn is IB core 4) Strategic Resolution Unit Note: New management structure effective October 22, 2015    IBCM & GM core    SRU RWA excl. Ops Risk4)  IB (IBCM & GM) RWA and Leverage expected to remainstable after restructuring – new structure  IB (IBCM & GM) RWAUSDbn (new structure, incl. SRU)  IB (IBCM & GM) LeverageUSDbn (new structure, incl. SRU)    IBCM & GM Core    SRU4)    1  Internal capital generationRight-size the Investment Bank    SRU Ops Risk RWA4)  20202)3)  134  7  20182)  136  YE20151)  154  20202)  430  35  20182)  436  YE20151)  554  Excludes APAC IB  Excludes APAC IB  October 21, 2015

1 Internal capital generation
- Reallocate capital

Improving return on capital – Swiss Universal Bank


RoC[1] (%)
13%
17%[2]
PTI (CHF bn)
1.6
2.3[3]
2014
2018

IPO[4] of Swiss Universal Bank[5] expected to support the delivery of growth and profitability

- Transparency and market discipline
- Attractive, stable earnings stream to investors
- Value of Swiss franchise highlighted
- Incentive alignment for management of Swiss Universal Bank[5]
- Currency to take advantage of potential market consolidation

1) Expressed as required capital, calculated as higher of 10% Basel III risk-weighted assets or 3.5% end of year leverage exposure 2) Illustrative 3) Target 4) Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG 5) Legal entity Credit Suisse (Schweiz) AG Note: New management structure effective October 22, 2015

CREDIT SUISSE
October 21, 2015 12

   Improving return on capital and capital allocation  20184)  20153)  26%  27%  20184)  20153)  24%  33%  20184)  20153)  11%  19%  APAC  IWM  Investment Bank (IBCM and GM)  % of RWA allocated2)  11%  18%  37%  17%  17%  44%  RoC1)  1) RoC calculated using income after tax, assuming tax rate of 30% and capital allocated on the higher of 10% Basel III risk-weighted assets or 3.5% average leverage exposure, based on 9M15 Annualized 2) Excluding Corporate Center and SRU 3) Expected 4) Illustrative Note: New management structure effective October 22, 2015; IBCM=Investment Banking and Capital Markets; GM=Global MarketsNote: Numbers not adding up due to rounding    1  Internal capital generationReallocate capital  13  20184)  20153)  13%  17%  Swiss Universal Bank  28%  28%  October 21, 2015

1 Internal capital generation
- Reduce fixed costs

Reducing fixed costs while investing in growth

In CHFbn


CHF -1.2bn
previously planned cost reduction
CHF -2.3bn
additional cost reduction
CHF +1.5bn
Investment in growth
20.5-21.0
-0.9
-0.3
-0.1
-0.9
-1.3
+1.5
18.5-19.0
2015 cost base1)
Substantial completion of Corp. Center programs2)
Run-down of SRU portfolio (planned run-down of prior NSU)
Wind-down of Corp. Center costs
Workforce strategy, technology & London right-sizing
Business exits & run-down of additional SRU portfolio
Invest in growth
2018 cost base target

1) Expected; 2) Includes LE program, IT architecture simplification, other corporate center programs and realignment costs
Note: Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses in the SRU & restructuring costs, but including other costs to achieve savings; New management structure effective October 22, 2015

CREDIT SUISSE
October 21, 2015 14

   The Group is expected to deliver profitable growth …  15  Illustrative pre-tax income progression, CHFbn  Return onTangible Equity  C/I ratio1)  10%  ~14%  9%  79%  ~66%  81%  ~+5pp  ~(15)pp      2014  Illustrative 2018  9M15    1) Expected, excludes impact of FVoD and certain litigation provisions as disclosed in our Financial Report and assumes a tax rate of 30% for return on tangible equity 2) Includes Corporate Center Note: 2014 and 9M15 reflects Core results; New management structure effective October 22, 2015  ~9 – 10  Illustrative 2018  Strategic Resolution Unit (SRU) wind-down (revenue loss)  -0.8  Gross cost savings  Growth investment  -1.5  Target growth to 2018  3.0-4.0  Full year 2015 pre-tax income1)  4.5  1.1  APAC  Swiss Universal Bank  Other divisions2)  9M15  Ann.  October 21, 2015

… and return capital to shareholders

Illustrative 4Q2015 to 2020, in CHFbn


At least 40% of Operating Free Capital generated planned to be returned to shareholders
2-4
0.5
6.5[4)]
9-11
23-25
33-35
(1)
(7)[3)]
25-27
~(11)
14-16
IPO & disposals[1)]
Other Issuances
Capital Raise
Capital raise plus IPO & disposals
Targeted Operating FCG[2)] 4Q15 to '20
Free Capital Generated
Business moves & Asset disposals
Regulatory and Capital Requirements
FCG after business moves & reg. req.
Cash dividends accrued[5)]
Net FCG[2)]

1) Capital impact from targeted IPO of Credit Suisse (Schweiz) AG as well as disposal of non-core assets, does not include material capital impact / benefit from cost savings and exposure reductions; any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG 2) Free Capital generated 3) Including impact on capital applying RWA floors at 60% 4) Net of costs and including relating threshold impact for deferred tax assets; subject to approval by EGM (EGM: Extraordinary General Meeting) 5) Until we reach our capital target however, we will recommend CHF 0.70 per share with a scrip alternative; we will discontinue the scrip once we have clarity on regulatory requirements and litigation risks. In any event, we will not continue with the scrip beyond 2017 Note: Under the free capital generation concept, capital is calculated using 10% to convert RWA into capital and 3.5% for leverage exposure due to the anticipated TBTF requirement of 3.5% CET1 leverage ratio and 10% CET1 requirement; New management structure effective October 22, 2015

CREDIT SUISSE
October 21, 2015 16

Our 3Q15 results further emphasize the need for change

		Implications for strategy
Credit Suisse Group	▪ **Group pre-tax income** (excluding revenue impact from fair value on own debt) **of CHF 238mn**. Group Strategic pre-tax income for the quarter of CHF 826mn, a 49% decrease from 3Q14 ▪ **9M15 return on equity of 9%**, of which 11% for the Strategic business	**Drive capital allocation to high return businesses with cost discipline**
Asia Pacific	▪ **48% year-to-date increase in overall pre-tax income** to CHF 1,129mn ▪ **Wealth Management with YoY double-digit growth** in NNA in 3Q15 and 9M15 ▪ 9M15 **Investment Banking revenues increase of 15%**, driven by equities	**APAC key opportunity**
Private Banking & Wealth Management	▪ **Strategic pre-tax income of CHF 753mn with RoC of 20%**, impacted by weaker client activity and adverse market conditions ▪ **Strong strategic NNA of CHF 17.3bn of which CHF 10.5bn from WMC with growth across all regions**	**Accelerate growth by focusing on UHNWI in other EM**
Investment Banking	▪ **Strategic pre-tax income of USD 291mn significantly lower** QoQ and YoY, primarily due to lower fixed income results driven by **muted client activity** ▪ **Reduction in leverage** exposure to USD 615 bn; **early achievement of USD 600-620 bn year-end target**	**Reduce exposure to volatile IB and tilt towards stable, high-return businesses**
Progress on capital	▪ "Look-through" **Swiss Total Leverage ratio of 4.5%**, of which BIS Tier 1 leverage ratio of 3.9% and CET1 leverage ratio of 2.8% ▪ "Look-through" **CET1 capital slightly down QoQ to 10.2%**	**Build a strong capital position**

Note: This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015

CREDIT SUISSE
October 21, 2015 17

A set of objectives to measure progress

	Key Metrics, in bn, in CHF unless otherwise specified	**2014**	**2018 target**
Profitable growth	APAC PTI	0.9	2.1
	IWM PTI	1.3	2.1
	CHUB PTI	1.6	2.3
	Group Cost base		18.5-19.0
		2015	**2018 target**
Capital	SRU RWA wind-down (ex. OpRisk)	42[1]	12
	Global Markets RWA	USD ~83-85 (target)	USD ~83-85
	Global Markets Leverage	USD ~380 (target)	USD ~370

- **CHF 23bn to 25bn** of **Operating Free Capital generated (FCG)** over 5 years
- **At least 40%** of **Operating FCG** to **be distributed to shareholders** via dividends over the period[2]

- **CET1 capital ratio ~13% until 2018 and >11% thereafter**[3]
- **CET1 leverage ratio above 3.5%**

1) Number corresponds to the starting point of SRU as it is being established 2) Until we reach our capital target however, we will recommend CHF 0.70 per share with a scrip alternative; we will discontinue the scrip once we have clarity on regulatory requirements and litigation risks. In any event, we will not continue with the scrip beyond 2017 3) After regulatory recalibration in 2019 Note: All metrics on the side based on new organizational structure, new management structure effective October 22, 2015 APAC=Asia-Pacific IWM=International Wealth Management CHUB=Swiss Universal Bank

CREDIT SUISSE October 21, 2015 18

   19  Time (GMT)  Topic  Speaker  11.00 – 11.05  Welcome  Urs Rohner, Chairman of the Board  11.05 – 12.00  Overview & Summary  Tidjane Thiam, Chief Executive Officer  12.00 – 13.00  Financials & Capital (incl. 3Q15 results)  David Mathers   13.00 – 14.00   Lunch    14.00 – 14.30  Swiss Universal Bank  Thomas Gottstein  14.30 – 15.10  Asia Pacific  Helman Sitohang  15.10 – 15.40  International Wealth Management  Iqbal Khan  15.40 – 16.20  Coffee break    16.20 – 16.40  Global Markets  Tim O’Hara  16.40 – 17.00  Investment Banking & Capital Markets  Jim Amine  17.00 – 19.30  Q&A session  All  Agenda for the day  October 21, 2015

 Agenda for today  Credit Suisse Strategy  Capital position  1  2  20  October 21, 2015

 Our ambition is to be a leading Private Bank and Wealth Manager with strong Investment Banking capabilities  Capture the Wealth Management opportunity in Emerging Markets by accelerating growth in Asia Pacific and by replicating our successful model in other Emerging Markets  APAC and other EM  SwissUniversal Bank  InvestmentBank  Create a Swiss Universal Bank to expand our position with Swiss private, corporate and institutional clients and participate in domestic consolidation opportunities  Right-size the Investment Bank to optimize its profitability and capital usage, reduce volatility of earnings and support Wealth Management customer needs  21  October 21, 2015

   31  94  2019  2014  63  Global wealth is expected to continue growing  Estimated global wealth development 2014-19, in CHFtr  Source: BCG Global Wealth Report 2015. UHNW and HNW individual’s wealth, excl. pension and insurance HNWI=USD1-20mm wealth, UHNWI>USD20mm wealth  22  October 21, 2015

   Emerging Markets expected to drive ~60% of wealth increaseby 2019  Estimated global wealth development 2014-19, in CHFtr  Source: BCG Global Wealth Report 2015. UHNW and HNW individual’s wealth, excl. pension and insurance HNWI=USD1-20mm wealth, UHNWI>USD20mm wealth Note: Numbers not adding up due to rounding  2014  94  2019  31  63  Mature Markets  EmergingMarkets    47%    53%    60%    40%    39%    61%  23  October 21, 2015

                                                                     Growth in Emerging Market wealth expected to mostly come from “new wealth”  Source: BCG Global Wealth Report 2015  Estimated wealth development in Emerging Markets 2014-19 – new wealth vs. existing wealth, in CHFtr  1.2  45%  55%      Existing wealth  New wealth  Latin America  20%  3.1  80%  EEMEA  34%  14.0  66%  Asia Pacific    24  October 21, 2015

       LatAm    Asia1)    EEMEA  CS client focus  1) Ex-JapanSource: Credit Suisse Research Institute Note: Numbers not adding up due to rounding  4th  3%  3rd  11%  2nd  27%  1st  57%  5th+  2%  14%  3rd  68%  1st  5th+  9%  2nd  9%  0%  4th  1st  7%  3rd  16%  5th+  12%  5%  2nd  4th  61%  First generation entrepreneurs driving new wealth generation, not only in Asia but also in other Emerging Markets…Generational ownership 1st to 5th generation (in %)  25  October 21, 2015

   … while ownership profile more balanced in Mature MarketsGenerational ownership 1st to 5th generation (in %)  14%  5th+  3rd  16%  4th  8%  2nd  1st  27%  35%  13%  2nd  1st  5th+  21%  31%  22%  14%  4th  3rd  Western Europe  U.S.   Source: Credit Suisse Research Institute Note: Numbers not adding up due to rounding  26  October 21, 2015

   In Mature Markets, the US is expected to remain the largest pool of wealth  US, Japan, Western Europe estimated wealth in 2014 and 2019, in CHFtr  WesternEurope  9  Japan  3  US  26  12  3  33  2014  2019        Largest national market: Germany ~CHF 1.4tr  Largest national market: Germany ~CHF 2.3tr  Source: BCG Global Wealth Report 2015. UHNW and HNW individual’s wealth, excl. pension and insurance   27  October 21, 2015

   Switzerland expected to continue to have the highest average wealth per adult  Source: CS Global Wealth Databook; BCG Global Wealth Report 2015  NorthAmerica  Switzerland  China  LatinAmerica  APAC  Europe(excl. CH)  Wealth per adult – 2014, USDk  3.5  91.2  81.6  53.5  9.1  21.4  Total wealthUSDtr  28  October 21, 2015

   Despite slower growth, Mature Markets expected to remain important  Source: BCG Global Wealth Report 2015. UHNW and HNW individual’s wealth, excl. pension and insurance HNWI=USD1-20mm wealth, UHNWI>USD20mm wealth Note: Numbers not adding up due to rounding  2019  45%  2017  81  57%  43%  2016  94  53%  47%  2018  87  55%  75  58%  MatureMarkets  2015  70  59%  41%  2014  63  61%  39%  2013  54  66%  34%  2012  46  68%  32%  Emerging Markets  42%  Estimated global wealth in 2012-19, in CHFtr  29  October 21, 2015

   The Wealth Management opportunity for Credit Suisse      Significant growth in APAC and Other EM    +      Large pool of wealth in Mature Markets  Most attractive long term opportunity for Wealth Management  Switzerland – our home market – providing stability to earningsFocused approach in US & Western Europe given highly competitive environment  Balanced approach  30  October 21, 2015

Right-size the Investment Bank: our approach

Right-sizing approach

- Targeted and rational approach
- Apply three criteria to determine businesses to be right-sized

1. **Connection with the WM business**
   - **Invest** where direct **support to Wealth Management**
   - Protect business with indirect connectivity
2. **Capital usage**
   - **Focus on real binding constraint** – 'worst of RWA or Leverage'
   - **Improve capital productivity**
3. **Profitability**
   - Keep any business that delivers **returns in excess of cost of capital**
   - **Avoid cliff effect** when right-sizing

CREDIT SUISSE October 21, 2015 31

Revenues generated by UHNW clients from using IB products and services

UHNWI needs	CS IB solutions
Financing	Share backed lending / Loan syndication
Investments	Shares / Funds / Derivatives
Hedging	Interest rate, FX, Equity / Credit
Capital markets access	ECM / DCM / M&A deals
Trading	AES / Prime Services for Private Clients

CS IB Deal revenue mix[1]


100%
33%
19%
2%
41%
6%
2014

1) Revenue mix of integrated bank revenues where WM clients used episodic IB solutions, based on current reporting structure Note: this slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015

CREDIT SUISSE
October 21, 2015
32

Strong IB franchise and returns with exception of EMEA region and Macro / Prime Services business

Regional view

PTI/RWA FY 2014	3.5%	0.7%	3.7%	6.5%

RWA FY2014 (USDbn)



87
44
19
1
Americas
EMEA
APAC
CH

Functional view



Return on Capital[2), FY2014 (binding constraint[1))
High
Medium
Low
Cash
IBD
Relevant for WM clients
Not earning cost of capital
Credit
SP
EqD
EMG
PS
Macro
Low
RWA/ Leverage usage, FY2014 (binding constraint[1))
High

1) Expressed as required capital, calculated as higher of 10% Basel III risk-weighted assets or 3.5% end of 2014 leverage exposure 2) RoC calculated using income after tax, assuming tax rate of 30% and capital allocated on the higher of 10% Basel III risk-weighted assets or 3.5% end of 2014 leverage exposure Note: This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015, APAC IB included

CREDIT SUISSE
October 21, 2015 33

Investment Bank: Business profitability and capital allocation

FY2014 IB profitability and capital usage



RoC[1] FY2014
EQ
FID
IBD
Avg. ~12.5% RoC[1]
Capital FY2014[1]
IBD
Cash
Securitized Products
Credit
EQ Derivatives
EMG
Prime
Macro

1) RoC calculated using income after tax, assuming tax rate of 30% and capital allocated on the higher of 10% Basel III risk-weighted assets or 3.5% end of 2014 leverage exposure Note: This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015, APAC IB included; Represents "fully allocated" view, i.e., IB funding costs, operational risk and Corporate Bank costs have been allocated to individual IB businesses

CREDIT SUISSE

October 21, 2015 34

Right-size the Investment Bank: WM connectivity, capital usage and profitability

[ ] Right-sizing focus ✓ Pass ✗ Non-acceptable

	1 Connection with WM	2 Capital usage (FY2014)	3 Profitability[1] (FY2014)
IBD	✓	✓	✓
Equity Derivatives	✓	✓	✓
Cash Equity	✓	✓	✓
Emerging Markets Group	✓	✓	✗
Securitized Products	✗	✗	✓
Credit	✗	✗	✓
Prime Services	✓	✗	✗
Macro	✓	✗	✗

1) RoC calculated using income after tax, assuming tax rate of 30% and capital allocated on the highest of 10% Basel III risk-weighted assets or 3.5% end of 2014 leverage exposure Note: This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015

CREDIT SUISSE
October 21, 2015 35

   Macro Leverage, in USDbn  2Q15  3Q15  20151)  Right-size the Investment Bank: Macro  Macro RWA, in USDbn    Largely exit in EMEA and APACMaintain core US  -79%  -72%  1) Expected Note: APAC IB included; Strategic business only; This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015  36  October 21, 2015

   Right-size the Investment Bank: Optimize Prime  2Q15  -25%  Optimize for returns centered around core franchise clients  -50%  Prime Leverage, in USDbn  Prime RWA, in USDbn  3Q15    20151)  1) Expected Note: APAC IB included; Strategic business only; This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015  37  October 21, 2015

     2014; USDtr  2030; USDtr  CAGR 2014-2030                                                                      2.1  9.8  Corporate Bond Value  5.6  1.5  EquitiesCapitalization  9%  9%  Corporate Bond Value  5.9  0.7  EquitiesCapitalization  18.9  2.7  12%  15%        Corporate Bond Value  42.0  4.8  EquitiesCapitalization  82.4  8.5  15%  15%  •%  1) Only Emerging Markets within APACSource: Credit Suisse Research Institute (Emerging Capital Markets: the road to 2030).  Latin America    EEMEA    APAC1)    Prime is important for the Equity franchise which is a core component of the Emerging Markets opportunity  38  October 21, 2015

   Right-size the Investment Bank: Optimize Prime  Investment Bank Monthly Net Revenue Volatility1), in USDbn  1) Source: Credit Suisse Internal DataNotes: APAC IB included; This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015  06  07  08  09  10  11  12  13  14  1H’15  2.0  1.2  0.8  0.4  0.0  -0.4  -0.8  -2.4                          IBD  Prime Services  Equities  Fixed Income  39  October 21, 2015

   Right-size the Investment Bank: Optimize Prime  1) Leverage exposure data is spot period-end 2) 2012-14 RoA calculated using 5-quarter average leverage exposures, 2015 quarterly data is calculated using spot period-end leverage exposure 3) ExpectedNotes: SLR – Swiss Leverage Exposure; BIS – Bank for International Settlements; APAC IB included; This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015  PrimeRoA2)in bps  83  83  94  128  133  2014 SLR  4Q2015 BIS3)  2013 SLR  3Q2015 BIS  2012 SLR  PrimeLeverageExposure1)in USDbn    -47%  Prime Leverage Exposure and Prime Return on Assets  40  October 21, 2015

   Investment Bank: targeted reduction of RWA and Leverage  RWA, USDbn  1) ExpectedNote: APAC IB included, This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on Oct 21, 2015; Strategic IB business only; BIS LVE for leverage exposure  41  Leverage, USDbn  YE 20151)  Below CoC  2Q 2015  158  Above CoC   118  491  Above CoC   Below CoC   2Q 2015  YE 20151)  635  -63%  -16%  -42%  -13%  October 21, 2015

   Optimized Investment Bank expected to deliver returns above cost of capital  RWA in CHFbn  1) IB new structure, i.e. excl. APAC IB and SRU positions (SRU – Strategic Resolution Unit) 2) 9M15 PTI annualized 3) RoC calculated using income after tax, assuming tax rate of 30% and capital allocated on the highest of 10% Basel III risk-weighted assets or 3.5% leverage exposure 4) Illustrative Note: New management structure effective October 22, 2015  Return on capital3)  LE in CHFbn  10%2)  19%  PTI in CHFbn  9M15  20184)  92  102  392  369  2.02)  3.5  New Structure: IBCM + Global Markets1)    42  October 21, 2015

APAC: Expected to double revenues – from CHF 3.3bn in 2014 to CHF 6.8bn in 2020

Net revenues in CHFbn

Context

- **A leading Entrepreneurs' Bank** with sophisticated advisory solutions
- **Top equities and credit franchises** with disciplined risk management

Strategic Actions

- Focus on **billionaires**, **next generation** and **lower tier entrepreneurs**
- **Grow credit via bespoke lending solutions**
- Expand **RM base**; drive **RM productivity** through digitalization
- Replicate success of **Integrated Bank approach** in SEA[1]
- Expand footprint in **Greater China** (**China onshore**, **scaling up China offshore**, **Taiwan**)
- **Address Japan savings opportunity** with integrated solutions


Revenue CAGR
+13%
3.3
5.5
6.8
2014
2018[2]
2020[2]

1) SEA=South-East Asia 2) Illustrative

Note: New management structure effective October 22, 2015

CREDIT SUISSE
October 21, 2015
43

   APAC: Profitable growthPTI in CHFbn  44  >2x  20201)  2018Target  2014  Over the period of 2011 to 2014:RM growth +21% AuM growth +70% WMC APAC PTI 4x  1) IllustrativeNote: New management structure effective October 22, 2015  October 21, 2015

IWM: Replicate our success in Asia Pacific in other Emerging Markets

Net revenues in CHFbn

Context

- **Leading market positions**[1] in EM and DM:
  - #1 in CEE[2], #1 in MENA[3], #2 in LatAm
  - #3 position in Western Europe

Strategic Actions

- Create **dedicated, fully accountable managerial platform** for intl. UHNW clients
- **Double lending volume by 2020** (15% p.a.)
- Grow RMs in EM by 5% p.a.
- Improve **joint PB/IB coverage**
- **Build out London, Lux**[4]**, CH as hubs** and **add new spokes / advisory offices** in selected locations
- **Digitize service model for lower wealth bands**: new offering focused on clients <5m AuM



Revenue CAGR
+7%
4.8
6.1
7.3
2014
2018[5]
2020[5]

1) Euromoney Magazine Survey 2015 for 'Best Private Banking Services Overall'. Ranking does not distinguish between on/off-shore 2) CEE=Central and Eastern Europe 3) MENA=Middle-East and North Africa 4) Lux=Luxembourg 5) Illustrative Note: Includes Asset Management division; New management structure effective October 22, 2015

CREDIT SUISSE October 21, 2015 45

   IWM: Profitable growthPTI in CHFbn              +13%  20201)  2018 Target  2014  Growth trajectory to benefit from finalization of regularizationTransition sub-scale platforms in Western Europe towards more profitable models  CAGR  46  1) IllustrativeNote: New management structure effective October 22, 2015  October 21, 2015

Swiss Universal Bank: Plan to grow revenues to CHF 5.8bn by end-2018 and to CHF 6.4bn by end-2020

Net revenues in CHFbn

Context

- **Enhance management focus** – reduce impact of double hatting and matrix organization
- Build on **Credit Suisse entrepreneurial heritage**

Strategic Actions

- **Invest in higher return businesses where we can gain share**: entrepreneurial UHNWI and HNWI, global solutions for Swiss MNCs[1] and small and medium sized SMEs[2]
- **Double lending book** for UHNWI and **increase UHNWI RM's by 30%**
- **Expand entrepreneurs bank / offering**
- Take advantage of **market consolidation**
- Target a partial **20-30% IPO of the legal entity Credit Suisse (Schweiz) AG[3]** by the end of 2017



Revenue CAGR
+3%
5.4
5.8
6.4
2014
2018[4]
2020[4]

1) MNC=Multi-national Companies 2) SME=Small and Medium sized companies 3) Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG 4) Illustrative Note: New management structure effective October 22, 2015

CREDIT SUISSE
October 21, 2015
47

   Swiss Universal Bank: Profitable growthPTI in CHFbn              +11%  20201)  2018 Target  2014  End-to-end accountability and responsibility over Swiss costs and investmentsIncreased cost efficiency through footprint optimization, automation and operational leverage  CAGR  48  1) IllustrativeNote: New management structure effective October 22, 2015  October 21, 2015

   The Group is expected to deliver profitable growth …  49  Illustrative pre-tax income progression, CHFbn  Return onTangible Equity  C/I ratio1)  10%  ~14%  9%  79%  ~66%  81%  ~+5pp  ~(15)pp      2014  Illustrative 2018  9M15    1) Expected, excludes impact of FVoD and certain litigation provisions as disclosed in our Financial Report and assumes a tax rate of 30% for return on tangible equity 2) Includes Corporate Center Note: 2014 and 9M15 reflects Core results; New management structure effective October 22, 2015  Gross cost savings  -0.8  Strategic Resolution Unit (SRU) wind-down (revenue loss)  Growth investment  -1.5  Target growth to 2018  3.0-4.0  Full year 2015 pre-tax income1)  4.5  1.1  ~9 – 10  Illustrative 2018  APAC  Swiss Universal Bank  Other divisions2)  9M15  Ann.  October 21, 2015

 Agenda for today  Credit Suisse Strategy  Capital position  1  2  50  October 21, 2015

   Our current capital position  Source: company quarterly financial disclosure  Our capital position has impacted our ability to deliver value for our stakeholders:Impacted strategic flexibilityRestricted ability to implement necessary restructuring measuresImpacted the amount of distributions available for shareholders   CS vs. select peer’s CET 1 RWA ratios, Q2 2015  10.3%  10.4%  11.0%  11.1%  11.4%  11.4%  11.7%  12.5%  14.4%    51  October 21, 2015

Anticipated regulatory developments highlight need for capital buffer

Leverage ratio recalibration

Recalibrated leverage ratio likely to be primary capital constraint until 2019, however…

- Final Swiss TBTF rules expected imminently
- Swiss TBTF rules anticipated to require 5% Tier 1 leverage ratio, and 3.5% CET1 leverage ratio

- **CS targeting 5-6% Tier 1 leverage ratio by end 2017, of which 3.5-4.0% is expected to be met through common equity**

- TBTF rules effective from January 1st, 2019
- Implied minimum CET1 capital of CHF 35bn required, and minimum Tier 1 capital of CHF 50bn

2016

2017

2018

2019

2020

RWA uplift

…**RWA uplift** resulting from capital floors above 60% will drive the binding constraint[1] from the start of 2019

- Final rules for advanced models expected by 2016

- Standardized Approach to counterparty Credit Risk rules effective from January 1st, 2017; minimal impact expected

- **CS targeting ~13% CET1 capital ratio by the end of 2018**

- The impact of FRTB will primarily affect market risk assets in investment banking and is estimated at ~50bps[2]
- Our initial estimate of the incremental impact of a floor against revised standard models is 25-100bps[2] if the floor is set at 60%, and 100-250bps[2] if the floor is set at 70%. The impact of a floor will affect both market and credit risks across both investment banking and private banking assets. These estimates are inherently uncertain given that implementation is expected several years in the future

- **CET1 capital ratio targeted to remain at ~11% after implementation of rules**

1) The binding constraint is determined as the worse of 3.5% of leverage exposure and 10% of RWA due to the anticipated TBTF requirement of 3.5% CET 1 leverage ratio and 10% CET 1 requirement 2) Reflects post-mitigation estimates of current expectations Note: New management structure effective October 22, 2015; Future numbers expected / illustrative

CREDIT SUISSE
October 21, 2015 52

 Improve our capital position  53  1  Internal capital generationRight-size the Investment BankReallocate capitalReduce fixed costsTransition non-core assets & implement closures  Capital raising  2  October 21, 2015

   Evolution of Credit Suisse Group operating expenses, in CHFbn  In spite of our efforts, our total cost base has not significantly decreased in absolute terms  2013  2011  2010  2012  2014  54    1  Internal capital generationReduce fixed costs  Note: This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015  October 21, 2015

   Shared Services workforce increased by 6,000 FTE from 2011 to 2014 as growth in offshoring was not fully reflected in headcount reduction in the main operating centers  Workforce outside CoEs2)  Evolution of the Shared Services1) workforce (Employees & Contractors), in FTE  1) Includes all ShS (IT, Finance, Ops, Risk, GC, CRES, TB&C and non-Core ShS) 2) Includes employees, contractors, and outsourced workforce; Centers of Excellences include India, Wroclaw and Raleigh Note: This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015  Workforce at CoEs2)  34,800  2011  33,600  +6%  2014  39,500  35,000  2013  2012  55  CAGR    1  Internal capital generationReduce fixed costs  October 21, 2015

1 Internal capital generation
- Reduce fixed costs

CHF 3.5bn in gross savings which, combined with the planned investments, is expected to lead to an absolute reduction in the cost base by a net CHF2bn to CHF19bn by end-2018


CHF -1.2bn
previously planned cost reduction
20.5-21.0
CHF -2.3bn
additional cost reduction
CHF +1.5bn
investment
in growth
Further cost savings intended beyond 2018
-0.9
-0.3
-0.1
-0.9
-1.3
+1.5
18.5-19.0
2015 cost base1)
Substantial completion of Corp. Center programs2)
Run-down of SRU portfolio (planned run-down of prior NSU)
Wind-down of Corp. Center costs
Workforce strategy, technology & London right-sizing
Business exits & run-down of additional SRU portfolio
Invest in growth
2018 cost base target

1) Expected; 2) Includes LE program, IT architecture simplification, other corporate center programs and realignment costs

Note: Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses in the SRU & restructuring costs, but including other costs to achieve savings; New management structure effective October 22, 2015

CREDIT SUISSE
October 21, 2015 56

   Basel 3 RWA, in CHFbn  Leverage Exposure in, in CHFbn  Strategic Resolution Unit RWA and leverage exposurewind-down profile  1) Does not reflect impacts from methodology changes Note: New management structure effective October 22, 2015; Future numbers expected / illustrative; Regulatory (FINMA) approval required for any ops risk reduction  1)  1)  57  3Q 2015  60  33  2016  41  25  2019  27  2018  30  2017  2020      Ops. Risk RWA  RWA excl. Ops. Risk  2020  2019  2018  2017  2016  3Q 2015    (78%)    (74%)    (83%)    (71%)  (excl. Ops Risk)  (excl. Ops Risk)    1  Internal capital generationTransition non-core assets  October 21, 2015

1 Internal capital generation
- Transition non-core assets

Our current US Private Banking operation did not meet sufficient profitability and return criteria

Challenged CS PB US position despite improvements


100%
95%
90%
85%
80%
75%
70%
65%
60%
55%
Cost / Income ratio (1H 2015)
CREDIT SUISSE
PB US
UBS Wealth Management
WM Americas
Merrill Lynch
Bank of America Corporation
Edward Jones
Morgan Stanley
Approx. average non-US CS IWM CIR1)
0.0
0.5
1.0
1.5
2.0
2.5
Assets under Management
(USDtr, 1H2015)

Bubble size reflects AuM

- US Wealth Management market attractive, but **requires appropriate business model**
- **Brokerage model challenged** as it requires scale and **value accrues to brokers, not shareholders**

- Decision taken to **transition CS PB US**
- **New coverage model focused on UHNWI** to be introduced that **integrates investment banking coverage and WM services**

Source: Company public disclosures 1) FYFC as of May 2015 Note: This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015

CREDIT SUISSE October 21, 2015 58

 Streamlining Western Europe Footprint  This will help to adjust our service model to client proposition  Consolidate Booking Centers  Develop Hub and Spoke Model  Move Towards Advisory Office Model   This is expected to deliver CHF 50-60mn annual cost reduction from booking center consolidation alone  This will be achieved without impacting client service  59      1  Internal capital generationImplement closures  October 21, 2015

1 Internal capital generation
- Reallocate capital

Partial IPO of Swiss Universal Bank[1)]

We intend to execute a partial IPO[2)] (20 to 30% stake) of the Swiss Universal Bank[1)] by end of 2017

- Attractive, stable earnings stream to Swiss and international investors
- Value of Swiss franchise highlighted
- Transparency and market discipline to support the delivery of profit growth
- Incentive alignment for management of legal entity Swiss Universal Bank[1)]
- Currency to take advantage of potential consolidation in the Swiss Private Banking market
- Control retained by Credit Suisse Group

1) Legal entity Credit Suisse (Schweiz) AG
2) Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG

CREDIT SUISSE
October 21, 2015 60

 Improve our capital position  61  1  Internal capital generationRight-size the Investment BankReallocate capitalReduce fixed costsTransition non-core assets & implement closures  Capital raising  2  October 21, 2015

 We have announced a CHF 4.70bn rights issue supplemented by a CHF 1.36bn non-preemptive placing  Announced a non-preemptive placing of CHF 1.36bn to institutional investorsFirmly underwritten rights issue of CHF 4.70bn Total capital raise of CHF 6.0bn1)  62  Size  Timing  EGM approval 19th November with rights trading thereafter    2  Capital raising  1) Net of expenses Note: Subject to approval by EGM (EGM: Extraordinary General Meeting)   October 21, 2015

Returning capital to our shareholders

Illustrative 4Q2015 to 2020, in CHFbn


At least 40% of Operating Free Capital generated planned to be returned to shareholders
2-4
0.5
6.5[4)]
9-11
23-25
33-35
(1)
(7)[3)]
25-27
~(11)
14-16
IPO & disposals[1)]
Other Issuances
Capital Raise
Capital raise plus IPO & disposals
Targeted Operating FCG[2)] 4Q15 to '20
Free Capital Generated
Business moves & Asset disposals
Regulatory and Capital Requirements
FCG after business moves & reg. req.
Cash dividends accrued[5)]
Net FCG[2)]

1) Capital impact from targeted IPO of Credit Suisse (Schweiz) AG as well as disposal of non-core assets, does not include material capital impact / benefit from cost savings and exposure reductions; any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG 2) Free Capital generated 3) Including impact on capital applying RWA floors at 60% 4) Net of costs and including relating threshold impact for deferred tax assets; subject to approval by EGM (EGM: Extraordinary General Meeting) 5) Until we reach our capital target however, we will recommend CHF 0.70 per share with a scrip alternative; we will discontinue the scrip once we have clarity on regulatory requirements and litigation risks. In any event, we will not continue with the scrip beyond 2017 Note: Under the free capital generation concept, capital is calculated using 10% to convert RWA into capital and 3.5% for leverage exposure due to the anticipated TBTF requirement of 3.5% CET1 leverage ratio and 10% CET1 requirement; New management structure effective October 22, 2015

CREDIT SUISSE
October 21, 2015 63

Our Strategy – Profitable growth and capital generation

Profitable Growth	▪ Capture the **Wealth Management opportunity in Emerging Markets** by **accelerating growth in Asia Pacific** and by **replicating our successful model in other Emerging Markets** ▪ **Create a Swiss Universal Bank** to expand our position with Swiss private, corporate and institutional clients and participate in domestic consolidation opportunities ▪ **Right-size the Investment Bank** to optimize its profitability and capital usage, reduce volatility of earnings and support Wealth Management customer needs
Capital generation	▪ **Deliver ~CHF 23-25bn in Operating Free Capital Generation** from 4Q2015 to end-2020, with **at least 40% planned to be returned through dividends to shareholders**[1)]

1) Until we reach our capital target however, we will recommend CHF 0.70 per share with a scrip alternative; we will discontinue the scrip once we have clarity on regulatory requirements and litigation risks. In any event, we will not continue with the scrip beyond 2017

CREDIT SUISSE
October 21, 2015 64

A set of objectives to measure progress

	Key Metrics, in bn, in CHF unless otherwise specified	2014	2018 target
Profitable growth	APAC PTI	0.9	2.1
	IWM PTI	1.3	2.1
	CHUB PTI	1.6	2.3
	Group Cost base		18.5-19.0
		2015	**2018 target**
Capital	SRU RWA wind-down (ex. OpRisk)	42[1)]	12
	Global Markets RWA	USD ~83-85 (target)	USD ~83-85
	Global Markets Leverage	USD ~380 (target)	USD ~370

- **CHF 23bn to 25bn** of **Operating Free Capital generated (FCG)** over 5 years
- **At least 40%** of **Operating FCG** to **be distributed to shareholders** via dividends over the period[2)]

- **CET1 capital ratio ~13% until 2018 and >11% thereafter**[3)]
- **CET1 leverage ratio above 3.5%**

1) Number corresponds to the starting point of SRU as it is being established 2) Until we reach our capital target however, we will recommend CHF 0.70 per share with a scrip alternative; we will discontinue the scrip once we have clarity on regulatory requirements and litigation risks. In any event, we will not continue with the scrip beyond 2017 3) After regulatory recalibration in 2019 Note: All metrics on the side based on new organizational structure, new management structure effective October 22, 2015 APAC=Asia-Pacific IWM=International Wealth Management CHUB=Swiss Universal Bank

CREDIT SUISSE October 21, 2015 65

 In summary  66  This strategy will:Create value for our chosen customersPosition the bank well to deal with an uncertain environmentGenerate capital and reward our shareholders  October 21, 2015

 Appendix  68  October 21, 2015

     Targeted and rational approach to right-sizing IB RWA breakdown in USDbn  1) Credit complex includes SP and GCP 2) Sourced from Credit Suisse Leveraged Finance Strategy 3) From 2014YE exposures Note: APAC IB included  69  BelowCoC  2Q 2015  158  126  AboveCoC  Securi-tized products & Credit products1)      Lower volatility and concentration risk through reduction of exposures: RWA down by 5% at Q4 20153)Leverage down by 25% at Q4 20153)  2006 2007 2008 2009 2010 2011 2012 2013 2014 2015  US HYSpread2)  Indication of market volatility  Credit Suisse PTI in CP and SP  October 21, 2015

 October 21, 2015  Credit Suisse StrategyOverview of Financials and CapitalDavid Mathers

 Disclaimer (1/2)  October 21, 2015  2  The 3Q15 financial information is subject to further review We have not finalized our 3Q15 Financial Report and our independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the 3Q15 financial information contained in this presentation is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.The re-segmented financial information is preliminary and subject to further review This presentation contains certain historical financial information that has been re-segmented to approximate what our results under our new structure would have been, had it been in place from January 1, 2014 (“Re-segmented Basis”). Such information is preliminary in nature and subject to review, evaluation and refinement, has not been audited or reviewed by our independent public accountants and can be expected to change in certain respects before any final re-segmentation is published. In addition, “Illustrative”, “Ambition” and “Goal” presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators.  All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control.  Accordingly, this information should not be relied on for any purpose. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.  Cautionary statement regarding forward -looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in “Cautionary statement regarding forward-looking information" in our second quarter 2015 Financial Report filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law.

 Disclaimer (2/2)  October 21, 2015  3  Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.  Selling restrictions This document is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. A decision to invest in securities of Credit Suisse Group AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG for such purpose.  This document and the information contained herein is not for publication or distribution into the United States of America and should not be distributed or otherwise transmitted into the United States or to U.S. persons (as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or publications with a general circulation in the United States. This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The securities referred to herein have not been and will not be registered under the Securities Act or the laws of any state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the securities in the United States of America.  The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

 Overview of Financials and Capital  October 21, 2015  4  3Q15 Financial results summary  1  Financial summary under current and new structures  2  Financial metrics for the Group and the new segments  3  Targets for Group capital usage and allocation  4  Free capital generation  5  Capital raise  6  Note: Unless otherwise noted, figures presented in the following section are based on results under our current structure prior to our re-segmentation announcement on October 21, 2015 ("Current Reporting Basis")

3Q15 results | Financial summary | Financial targets | Capital targets | Free capital gen. | Capital raise

Clear alignment of strategic and financial goals

Strategic goals

Financial goals in CHF bn

Swiss home market

✓ Increase the profitability of the stable and high return cash flows in Swiss home market

Swiss Universal Bank Pre-tax income


FY 2014
1.6
44%
2018 target
2.3

Optimize resource allocation

✓ Optimize resource allocation and focus on high-returning businesses with scale

Risk-weighted assets, ex. CC / ShS


3Q15 Current Structure
Strategic IB 57%
Strategic PB&WM 38%
Non-Strategic 5%
2018E New Structure
IBCM 7%
SRU 10%
APAC 16%
Swiss UB 25%
IWM 16%
GM 27%

Focus on growth areas and recurring fee generation

✓ Increase resource allocation to APAC and other fee generative and growth areas

APAC Pre-tax income


FY 2014
0.9
133%
2018 target
2.1

Reduce fixed cost base

✓ Achieve CHF 2 bn[1] of net cost reductions by end-2018, primarily related to fixed cost base

Group operating cost base


2015E
20.5-21.0
2 bn
2018E
18.5-19.0

Strengthen capital base

✓ Strengthen equity capital base with focus on maximizing free capital generation

End-2018 capital ratio targets


CET1 ratio
~13%
Tier 1 Lev. ratio
5 - 6%

Notes: This slide presents financial information on both a Current Reporting Basis and Re-segmentation Basis. CHUB = Swiss Universal Bank; IWM = International Wealth Management; GM = Global Markets; IBCM = Investment Banking and Capital Markets; APAC = Asia Pacific; SRU = Strategic Resolution Unit; CC = Corporate Center; ShS = Shared Services for this slide and the rest of the presentation

1 Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses in the SRU & restructuring costs, but including other costs to achieve savings

CREDIT SUISSE October 21, 2015 5

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Key messages from Credit Suisse 3Q15 results

Credit Suisse Group 3Q15 pre-tax income of CHF 861 mn and return on equity of 7%	▪ Group pre-tax income (excluding revenue impact from fair value on own debt) of CHF 238 mn. The significant YoY and QoQ reduction in pre-tax income was driven by lower results in Investment Banking, primarily due to a challenging market environment and lower client activity. Group Strategic pre-tax income for the quarter of CHF 826 mn, a 49% decrease from 3Q14 ▪ 9M15 return on equity of 9% (or 6% excluding revenue impact from fair value on own debt); 11% for the Strategic business
APAC 3Q15 pre-tax income of CHF 256 mn	▪ 9M15 pre-tax income of CHF 1,129 mn with 48% YoY increase, benefitting from continued momentum of our One Bank franchise; 3Q15 pre-tax income of CHF 256 mn ▪ Wealth Management Clients Asia Pacific with double-digit growth in net new assets in both 3Q15 and 9M15 ▪ 9M15 Asia Pacific Investment Banking revenues increase of 15%, driven by robust equities results with 40% YoY revenue growth
Progress on capital	▪ "Look-through" CET1 ratio of 10.2%, down from 10.3% at 2Q15, with RWA increases from model updates and methodology changes ▪ "Look-through" Swiss Total Leverage ratio of 4.5%, of which BIS Tier 1 Leverage ratio of 3.9% and CET1 Leverage ratio of 2.8%

Note: Credit Suisse Group reflects Core results; 3Q15 and 9M15 results based on current reporting structure

CREDIT SUISSE
October 21, 2015 6

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Key messages from Credit Suisse 3Q15 results

Private Banking & Wealth Management 3Q15 pre-tax income of CHF 647 mn and return on reg. capital of 16%	▪ Strategic pre-tax income of CHF 753 mn and Strategic return on regulatory capital of 20%, impacted by weaker client activity and adverse market conditions ▪ Wealth Management Clients with growth in net interest income and recurring commissions and fees[1] since the beginning of 2015; 3Q15 pre-tax income impacted by lower transaction revenues; 9M15 net margin of 28 bps compared to 27 bps for 9M14 ▪ Corporate & Institutional Clients delivered solid net revenues with cost income ratio of 50% in 9M15; lower pre-tax income due to increased credit provisions ▪ Asset Management with growth in fee-based revenues since the beginning of 2015; 3Q15 net revenues impacted by investment-related losses due to market conditions ▪ Strong strategic net new assets of CHF 17.3 bn with contribution from all three businesses; Wealth Management Clients reported net new assets of CHF 10.5 bn with growth in all regions and good contribution from UHNWI client segment
Investment Banking 3Q15 pre-tax income of CHF (125) mn[2]	▪ Strategic pre-tax income of USD 291 mn significantly lower QoQ and YoY, primarily due to lower fixed income franchise results driven by significantly muted client activity amid challenging market conditions ▪ Reduction in leverage exposure to USD 615 bn; early achievement of USD 600-620 bn year-end target ▪ Higher equity sales and trading performance as increased market volatility led to higher client activity ▪ Underwriting and advisory revenues negatively impacted by slowdown in industry-wide issuance; continued share gains in M&A franchise

1 Adjusted for Swisscard deconsolidation. See slide 10 in 3Q15 earnings presentation for details 2 3Q15 results include the impact of the USD 133 mn settlement to resolve a lawsuit related to credit-default swaps

CREDIT SUISSE October 21, 2015 7

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Results Overview

	in CHF mn	3Q15	2Q15	3Q14	9M15	9M14
Strategic	Net revenues	5,623	6,758	6,287	18,971	19,126
	Pre-tax income	**826**	**1,812**	**1,622**	**4,460**	**5,341**
	Cost / income ratio	84%	73%	73%	76%	72%
	Return on equity[1]	**7%**	**14%**	**11%**	**11%**	**13%**
	Net new assets[2] in CHF bn	17.3	15.4	8.8	51.1	36.6
Non-Strategic	Net revenues	359	183	250	625	313
	Pre-tax income / (loss)	35	(166)	(321)	(415)	(3,010)
	Pre-tax income / (loss) ex FVoD and settlement impact[3]	*(588)*	*(394)*	*(639)*	*(1,410)*	*(1,638)*
Total Reported	Net revenues	5,982	6,941	6,537	19,596	19,439
	Pre-tax income	861	1,646	1,301	4,045	2,331
	Pre-tax income ex FVoD and settlement impact[3]	*238*	*1,418*	*983*	*3,050*	*3,703*
	Net income attributable to shareholders	779	1,051	1,025	2,884	1,184
	Diluted earnings per share in CHF	0.45	0.61	0.61	1.69	0.68
	Return on equity	7%	10%	10%	9%	4%
	Return on equity ex FVoD and settlement impact[3]	*2%*	*8%*	*7%*	*6%*	*8%*

Note: Total Reported reflects Core Results; FVoD denotes Fair Value on own Debt on this slide and throughout the rest of the presentation 1 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic RWA from reported shareholders' equity) 2 Assumes assets managed across businesses relate to Strategic businesses only 3 Excludes revenue impact from FVoD of CHF 623 mn, CHF 228 mn, CHF 318 mn, CHF 995 mn and CHF 246 mn in 3Q15, 2Q15, 3Q14, 9M15 and 9M14, respectively, and pre-tax charge of CHF 1,618 mn relating to the settlements with US authorities regarding the US cross-border matters in 9M14, in Non-Strategic and total reported results

CREDIT SUISSE October 21, 2015 8

 Overview of Financials and Capital  October 21, 2015  9  3Q15 Financial results summary  1  Financial summary under current and new structures  2  Financial metrics for the Group and the new segments  3  Targets for Group capital usage and allocation  4  Free capital generation  5  Capital raise  6  Note: Unless otherwise noted, figures presented in the following section are based on what our results under our new structure would have been, had it been in place January 1, 2014

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Alignment of financial reporting to new management structure

CREDIT SUISSE

Credit Suisse Core results

Swiss Universal Bank	International Wealth Management	Global Markets	Investment Banking and Capital Markets	Asia Pacific	Corporate Center	Strategic Resolution Unit

Restructuring of divisions	▪ Reflecting the new management structure, Credit Suisse's financial reporting structure will be presented as six reporting segments, including a new Strategic Resolution Unit, with a much simplified Corporate Center
Corporate Center	▪ Corporate Center will be presented inclusive of overall costs of shared services, providing transparency of the pre- and post-allocated view of these costs ▪ Residual Corporate Center financial results will primarily comprise the central corporate costs, the legal entity program and a modest amount of accounting asymmetry
Strategic Resolution Unit	▪ Separate division of the Group with clear accountability, governance and reporting, established to: – Facilitate immediate right-sizing of Investment Banking and focus on rapid wind-down of non-core assets, including those within the current Non-Strategic units – Achieve these objectives by taking over the exposures that do not fit with the parameters of the right-sized Investment Banking or strategic goals of other business divisions – Provide platform for restructuring of client centric and strategic but capital inefficient businesses

New management structure effective October 22, 2015 and will be the basis for our reporting in the fourth quarter of 2015 and the 2015 Annual Report, and going forward

CREDIT SUISSE
October 21, 2015 10

 Overview of changes in structure – Private Banking & Wealth Mgmt.  October 21, 2015  11  PTI: 1,378 mnRWA: 33 bnLev.: 74 bn  PTI: (1,473) mnRWA: 11 bnLev.: 27 bn  Full year 2014 in CHF  PTI: 3,726 mnRWA: 102 bnLev.: 369 bn  PTI: (1,638) mnRWA: 6 bnLev.: 11 bn  3Q15 results  Financial summary  Financial targets  Capital targets  Free capital gen.  Capital raise  PTI: 357 mnRWA: 7 bnLev.: 34 bn  PTI: 1,826 mnRWA: 57 bnLev.: 245 bn  Investment Banking  Strategic  Non-Strategic  Private Banking & Wealth Management   Strategic  Non-Strategic  Strategic  Non-Strategic  Corporate Center  InternationalWealth Management  Investment Banking and Capital Markets  Corporate Center  Asia Pacific  Swiss Universal Bank  Strategic Resolution Unit  Global Markets  PTI = Pre-tax income RWA = Risk-weighted Assets Lev. = Swiss Leverage Exposure

 Overview of changes in structure – Investment Banking  October 21, 2015  12  PTI: 2,795 mnRWA: 75 bnLev.: 479 bn  PTI: 661 mnRWA: 14 bnLev.: 97 bn  PTI: (2,231) mnRWA: 55 bnLev.: 166 bn  3Q15 results  Financial summary  Financial targets  Capital targets  Free capital gen.  Capital raise  PTI: 559 mnRWA: 16 bnLev.: 41 bn  Investment Banking  Strategic  Non-Strategic  Private Banking & Wealth Management   Strategic  Non-Strategic  Strategic  Non-Strategic  Corporate Center  PTI: 3,744 mnRWA: 150 bnLev.: 722 bn  PTI: (1,914) mnRWA: 10 bnLev.: 64 bn  InternationalWealth Management  Investment Banking and Capital Markets  Corporate Center  Asia Pacific  Swiss Universal Bank  Global Markets  Full year 2014 in CHF  Strategic Resolution Unit  PTI = Pre-tax income RWA = Risk-weighted Assets Lev. = Swiss Leverage Exposure  PTI: 46 mnRWA: 1 bnLev.: 3 bn

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Overview of changes in structure – Corporate Center

Full year 2014 in CHF

Private Banking & Wealth Management		Investment Banking		Corporate Center	
Strategic	Non-Strategic	Strategic	Non-Strategic	Strategic	Non-Strategic
				PTI: (680) mn RWA: 16 bn Lev.: 32 bn	PTI: (6) mn[1] RWA: - Lev.: -

	Swiss Universal Bank	International Wealth Management	Global Markets	Investment Banking and Capital Markets	Asia Pacific	Corporate Center	Strategic Resolution Unit
PTI:	(251) mn	(105) mn	(419) mn	(44) mn	(78) mn	44 mn[1]	167 mn
RWA:	-	-	-	-	-	16 bn	-
Lev.:	-	-	-	-	-	32 bn	-

PTI = Pre-tax income RWA = Risk-weighted Assets Lev. = Swiss Leverage Exposure 1 Includes impact from FVoD of CHF 543 mn

CREDIT SUISSE October 21, 2015 13

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Financial summary under new structure

In CHF bn	Swiss Universal Bank	International WM	Global Markets	IBCM	Asia Pacific	Corporate Center	Credit Suisse Core	Strategic Resolution Unit	Credit Suisse Group[1]
	Credit Suisse Core results								
	2014	2014	2014	2014	2014	2014	2014	2014	2014
Pre-tax Income/ (Loss)	1.6	1.3	2.4	0.5	0.9	0.0 (FVoD 0.5; CC excl. FVoD (0.5))	6.8	(3.1)	3.6
o/w Non-Strat. litigations	-	-	-	-	-	-	-	(2.4)	(2.4)
Basel 3 RWA	58	33	75	16	22	16	219	66	284
Leverage Exposure[3]	248	74	479	41	131	32	1,005	194	1,198
"Worst of" RoC / RoE (%)[2]	13	27	10	23	14		13		4

1 The difference between Credit Suisse Core results (under current structure) and Credit Suisse Group results (under new structure) includes certain entities in which we had no significant economic interest in the unit 2 Division and Credit Suisse Core RoC (return on regulatory capital) is the worst of return on 10% of spot RWA and return on 3.5% of spot Swiss leverage exposure; assumes tax rate of 30% in 2014. RoE (return on equity) calculated for Credit Suisse Group 3 Swiss leverage exposure

Notes: On this slide and for the rest of the presentation, "worst of" return on capital / equity is based on capital calculated with the binding constraint determined by the worse of 3.5% of leverage exposure and 10% of RWA due to the anticipated TBTF requirement of 3.5% CET1 leverage ratio and 10% CET1 requirement

CREDIT SUISSE October 21, 2015 14

 Overview of Financials and Capital  October 21, 2015  15  3Q15 Financial results summary  1  Financial summary under current and new structures  2  Financial metrics for the Group and the new segments  3  Targets for Group capital usage and allocation  4  Free capital generation  5  Capital raise  6  Note: Unless otherwise noted, figures presented in the following section are based on what our results under our new structure would have been, had it been in place January 1, 2014

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Clear alignment of strategic and financial goals

	Swiss home market	Optimize resource allocation	Focus on growth areas and recurring fee generation	Reduce fixed cost base	Strengthen capital base
Strategic goals	✓ Increase the profitability of the stable and high return cash flows in Swiss home market	✓ Optimize resource allocation and focus on high-returning businesses with scale	✓ Increase resource allocation to APAC and other fee generative and growth areas	✓ Achieve CHF 2 bn[1] of net cost reductions by end-2018, primarily related to fixed cost base	✓ Strengthen equity capital base with focus on maximizing free capital generation

Financial goals in CHF bn

Swiss Universal Bank Pre-tax income


FY 2014
1.6
44%
2018 target
2.3

Risk-weighted assets, ex. CC / ShS


3Q15 Current Structure
Strategic IB 57%
Strategic PB&WM 38%
Non-Strategic 5%
2018E New Structure
IBCM 7%
SRU 10%
APAC 16%
CHUB 25%
IWM 16%
GM 27%

APAC Pre-tax income


FY 2014
0.9
133%
2018 target
2.1

Group operating cost base


2015E
20.5-21.0
2 bn
2018E
18.5-19.0

End-2018 capital ratio targets


CET1 ratio
~13%
Tier 1 Lev. ratio
5 - 6%

1 Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses in the SRU & restructuring costs, but including other costs to achieve savings

CREDIT SUISSE October 21, 2015 16

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

CHF 2 bn net cost savings target expected to reduce absolute cost base to between CHF 18.5 and 19 bn by end-2018

2015 – 2020 Cost reduction program in CHF bn, year-end targets


Target
CHF 3.5 bn of gross savings by end 2018
Target
CHF 2.0 bn of net savings by end 2018
Further net savings targeted 2018+
~20.5 - 21.0
(0.9)
(0.3)
19.3 -19.8
(2.3)
+1.5
18.5 - 19.0
(0.9)bn: substantial completion of Corp. Center programs (i.e., legal entity program, IT architecture simplification, etc.)
(0.3)bn: run-down of SRU portfolio (planned run-down of prior Non-Strategic Unit)
(1.3)bn: Business exits & run-down of SRU portfolio
(0.9)bn: workforce strategy, technology & London right-sizing
(0.1)bn: additional wind-down of Corporate Center costs
+1.5bn: divisional growth investments
2015E
Previously Planned Cost Reductions
2015E
Gross Savings
Growth Investments
2018 target
2020 target

- Reduction of fixed cost base to a lower "break even point" to profitability and reduce earnings volatility
- CHF 2.0 bn net savings target includes:
  - CHF (3.5) bn of gross cost savings
  - Planned CHF 1.5 bn of investments to facilitate divisional growth initiatives, of which 60% targeted for Asia Pacific and the remainder to our Swiss Universal Bank and International Wealth Management
- Further net savings targeted beyond 2018, driven by efficiencies from IT digitalization and shared use of utilities

Note: Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses in the SRU & restructuring costs, but including other costs to achieve savings

CREDIT SUISSE
October 21, 2015 17

 October 21, 2015  18  Restructuring our Bank  2.0 – 2.5    Estimated Restructuring Costs in CHF bn  0.6  0.6  0.1  Restructuring Costs: CHF 1.3 bn  Workforce strategy, including Support Governance  London Initiative  Business exits and reductions  1.3  Restructuring costs progression in CHF bn  3Q15 results  Financial summary  Financial targets  Capital targets  Free capital gen.  Capital raise  Going forward a multi-wave restructuring program will be established Related restructuring costs will be provided in our quarterly disclosures and will be carried by the respective divisions  2016 - 2018    Infrastructure efficiency programs (e.g. Architecture Simp., Front to Back Program)  2016  2017  2018

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Further expected impacts of implementing our strategy

Further to the costs related to the restructuring program, Credit Suisse expects to incur additional non-recurring costs in the coming quarters. These are likely to be reflected over the next 18 months with 2016 earnings in particular be adversely impacted

Incremental Cost-to-Achieve	■ In addition to the CHF 1.3 bn of total restructuring charges from 2016 to 2018, additional Costs-to-Achieve (CtA) of CHF 0.7 bn to CHF 1.2 bn are expected to be incurred in the same period. The additional CtA relate to investments needed to drive permanent cost savings which do not meet the accounting definition of restructuring ■ Both restructuring costs and the additional CtA amounts will be allocated to the respective divisions
Capital instrument redemption	■ We will seek to redeem remaining capital instruments that were effective under Basel II but not under the subsequent regimes. This could result in additional negative pre-tax income impact of ~CHF 0.6 bn on redemption, but this is expected to be offset by savings in funding costs going forward. These impacts would be included in our Strategic Resolution Unit
Restructuring impact on goodwill	■ At end 3Q15, Credit Suisse carried CHF 8.7 bn of goodwill, of which CHF 6.3 bn is carried by the Investment Banking division. A significant strategic review and group re-segmentation is a triggering event for assessing whether there will be goodwill impairment. Our expectation is that goodwill currently carried by the Investment Banking division is likely to be impaired. Such an impairment would impact the Group, Global Markets as well as Investment Banking and Capital Markets divisional pre-tax income in 4Q15 but would not impact the CET1 ratios on a "look-through" basis or Return on Tangible Equity

CREDIT SUISSE October 21, 2015 19

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

New strategy with growth and cost initiatives leading to illustrative return on tangible equity of ~14% and cost-income ratio of ~66%

	2014	9M15		Illustrative 2018
Return on Tangible Equity[1]	10%	9%	~+5pp	14%
Cost/income ratio[1]	79%	81%	~(15)pp	66%

Illustrative pre-tax income progression in CHF bn



Impact of cost initiatives
Impact of revenue & growth initiatives
4.5
1.1
3.4
Ann.
9M15
3.5
(1.5)
~3.0-4.0
IWM
APAC
Swiss Universal Bank
Other divisions[2]
(0.8)
~9-10
Full year 2015 pre-tax income[1]
Gross cost savings
Growth reinvestment
Target growth to 2018
Strategic Resolution Unit wind-down (revenue losses)
Illustrative 2018

Tangible equity: 9M15 – illustrative 2018 in CHF bn

35[1] → **Includes expected CHF 6 bn capital raise, CS Legal Entity Switzerland minority IPO[3], other divestitures, and retained equity from various initiatives** → ~50[4]

IBCM = Investment Banking and Capital Markets 1 Excludes impact from FVoD and certain litigation items 2 Includes Corporate Center 3 Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG 4 Refer to slide 35 for illustrative 2018 CET1 capital build

CREDIT SUISSE October 21, 2015 20

3Q15 results | Financial summary | Financial targets | Capital targets | Free capital gen. | Capital raise

Strengthened expected returns from growth plan in Swiss home base

	2014		Illustrative 2018
Return on Capital[1]	13%	~+4pp	17%
Cost/income ratio	68%	~(12)pp	56%

Illustrative pre-tax income progression in CHF bn


1.6
Retail
HNWI/UHNWI
Entrepreneurs, SMEs, Corporates
Operating model optimization
2.3
2014
Initiatives
Target 2018E

RWA	58	~75	(in CHF bn)
Leverage Exposure	248	~275	(in CHF bn)

Expected further strengthening of home market through leveraging synergies and participating in consolidation

HNWI = High Net Worth Individuals; UHNWI = Ultra High Net Worth Individuals; SMEs = Small and medium enterprises

1 Worst of return on 10% of RWA and return on 3.5% of spot Swiss leverage exposure; assumes tax rate of 30% for all periods

CREDIT SUISSE October 21, 2015 21

 October 21, 2015  22  3Q15 results  Financial summary  Financial targets  Capital targets  Free capital gen.  Capital raise    RWA  Leverage Exposure  Illustrative pre-tax income progression in CHF bn  (in CHF bn)  (in CHF bn)  2014  Target 2018E  Initiatives  33  ~45  74  ~90  Benefitting from emerging markets outside Asia Pacific  Emerging markets growth to further drive IWM returns expansion    Return on Capital1      Cost/income ratio  27%  33%  73%  64%  2014  Illustrative 2018  ~+6pp  ~(9)pp  Lending initiative  Hubs expansion  Accelerated One Bank benefits  Emerging markets expansion  1 Worst of return on 10% of RWA and return on 3.5% of spot Swiss leverage exposure; assumes tax rate of 30% for all periods

 Continued investment in APAC expected to further drive profitable growth  October 21, 2015  23      RWA  Leverage Exposure  Return on Capital1  Illustrative pre-tax income progression in CHF bn  (in CHF bn)  (in CHF bn)  Cost/income ratio  2014  Client coverage and distribution  Footprint/geography  Product  Operating model optimization  Target 2018E  22  ~45  131  ~165  14%  27%  70%  60%  Continued investment in growth to drive returns  ~+13pp  ~(10)pp      2014  Illustrative 2018  3Q15 results  Financial summary  Financial targets  Capital targets  Free capital gen.  Capital raise  1 Worst of return on 10% of RWA and return on 3.5% of spot Swiss leverage exposure; assumes tax rate of 30% for all periods  Initiatives

3Q15 results | Financial summary | Financial targets | Capital targets | Free capital gen. | Capital raise

Optimized Global Markets division expected to deliver returns well above cost of capital

	9M15		Illustrative 2018
Return on Capital[1]	10%	~+6pp	16%
Cost/income ratio	77%	~(10)pp	67%

Illustrative pre-tax income progression in USD bn


2.0
Full year 2015 pre-tax income[2]
0.2
Growth
0.7
Net savings[3]
2.9
Target 2018E

RWA	76	83 – 85	(in USD bn)
Leverage Exposure	376	~370	(in USD bn)

Global Markets to operate with a capital base close to current levels while still producing higher returns primarily from cost savings

1 Worst of return on 10% of average RWA and return on 3.5% of average leverage exposure; assumes tax rate of 30% for all periods 2 Pre-tax income 9M15 annualized
3 Includes savings from programs and realignment expense previously reflected in the Corporate Center

CREDIT SUISSE October 21, 2015 24

   October 21, 2015  25  3Q15 results  Financial summary  Capital targets  Free capital gen.  Capital raise  Growth initiatives to improve both cost and return profiles for the new IBCM  RWA  Leverage Exposure  Illustrative pre-tax income progression in USD bn  1 Worst of return on 10% of average RWA and return on 3.5% of average leverage exposure; assumes tax rate of 30% for all periods 2 Pre-tax income 9M15 annualized  (in USD bn)  (in USD bn)  Full year 2015 pre-tax income2  Target 2018E  19  ~20  34  ~35  Leverage strength of the Sponsors franchise across all regions and products    Return on Capital1      Cost/income ratio  5%  28%  92%  68%  9M15  Illustrative 2018  ~+23pp  ~(24)pp  0.1  Financial targets  Investment needed for growth  (0.3)  Growth  +1.1  0.9

Strategic Resolution unit established to facilitate rapid wind-down and reduce drag on overall Group performance

(in CHF bn)

	2014	3Q15		2018 target
RWA *excl. op. risk*	48	42	**68% decline in RWA excl. op. risk**	12
RWA incl. op. risk	*66*	*60*	*46% decline in RWA incl. op. risk*	*30*
Leverage Exposure[1]	194	146	**73% decline in Leverage**	40

Illustrative pre-tax income progression in CHF mn


2014
pre-tax loss
9M15
pre-tax loss
(annualized)
Funding
costs
Services
costs
Direct
costs
~1,340
Business
revenues and
gains on sale
Remaining
pre-tax drag in
2018
(700)
(2,440)
litigation
(1,750)
(240)
litigation
~310
~450
~ (1,050)
~ (700)

Impact of new transfers to SRU:

Revenue impact:
- IB: 100 mn
- PB&WM: 1,000 mn

Pre-tax impact:
- IB: (370) mn
- PB&WM: 165 mn

Revenue impact:
- IB: 110 mn
- PB&WM: 980 mn

Pre-tax impact:
- IB: (440) mn
- PB&WM: 90 mn

Funding costs expected to decrease by 2018 from the wind-down of legacy non-Basel III compliant capital and debt instruments

The majority of cost savings expected to roll-off by end 2018

Direct costs expected to decline significantly, result of downsized headcount due to newly transferred and legacy business exits

Reduction in SRU business revenues and gains on sale as a result of significant business exits over 2016-17

Includes fixed costs of ~500 -700 mn:
- ~ 80 mn exit cost
- ~160 mn funding costs
- ~220 mn of service costs
- ~230 mn of direct cost

Excludes litigation costs as currently not known

1 2014 Swiss Lev Exposure; 3Q15 and 2018 BIS Lev Exposure

CREDIT SUISSE October 21, 2015 26

 Overview of Financials and Capital  October 21, 2015  27  3Q15 Financial results summary  1  Financial summary under current and new structures  2  Financial metrics for the Group and the new segments  3  Targets for Group capital usage and allocation  4  Free capital generation  5  Capital raise  6  Note: Unless otherwise noted, figures presented in the following section are based on what our results under our new structure would have been, had it been in place January 1, 2014

       October 21, 2015  28  Leverage reduction expected to accelerate with Strategic Resolution unit  3Q15  End 2015excl. SRU  APAC  GM + IBCM  End 2018excl. SRU  SRUImpact    (19)  40  (87)    Leverage in CHF bn, unless otherwise stated  End 2015Target  127  40  +106      2016 to 2018  1,045  ~1,000  o/wPB&WM CHF 373IB USD 615  +59  --  +26  ~960  (127)  ~873  3Q15  End 2015 target  End 2018  Remainingreduction  New Additions  ‘16-’18 Wind-Down  2016 to 2018  Group  Strategic Res. Unit    ~1000  End 2018 Target  End 2018 distribution  CHUB + IWM  3Q15 results  Financial summary  Financial targets  Capital targets  Free capital gen.  Capital raise  End 2018 target  IBXX%  SRU4%  Swiss UB29%  IWM10%  APAC18%  GM36%  IBCM4%

       October 21, 2015  29  Substantial RWA to be reallocated to growth initiatives  3Q15  End 2015excl. SRU  APAC  GM + IBCM  CHUB + IWM  End 2018excl. SRU  SRUImpact    (3)  30  (27)    ~315  End 2015Target  o/wGM --IBCM +6  57  End 2018 Target  13  +47      2016 to 2018  End 2018 distribution  285  290  +24  +6  +22  ~285  (57)  233  3Q15  End 2015 target  End 2018  Remaining reduction  New Additions1  ‘16-’18 Wind-Down  2016 to 2018  Group  End 2018 target    RWA in CHF bn  Strategic Res. Unit  3Q15 results  Financial summary  Financial targets  Capital targets  Free capital gen.  Capital raise  o/wPB&WM CHF 108IB USD 164  SRU10%  Swiss UB25%  IWM16%  APAC16%  GM27%  IBCM7%  1 Includes operational risk

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Anticipated regulatory developments highlight need for capital buffer

Leverage ratio recalibration

Recalibrated leverage ratio likely to be primary capital constraint until 2019, however…

- Final Swiss TBTF rules expected imminently
- Swiss TBTF rules anticipated to require 5% Tier 1 leverage ratio, and 3.5% CET1 leverage ratio

- **CS targeting 5-6% Tier 1 leverage ratio by end 2017, of which 3.5-4.0% is expected to be met through common equity**

- TBTF rules effective from January 1st, 2019
- Implied minimum CET1 capital of CHF 35 bn required, and minimum Tier 1 capital of CHF 50 bn

2015

2016

2017

2018

2019

2020

RWA uplift

…RWA uplift resulting from capital floors above 60% will drive the binding constraint[1] from the start of 2019

- Final rules for advanced models expected by 2016

- Standardized Approach to counterparty Credit Risk rules effective from January 1st, 2017; minimal impact expected

- **CS targeting ~13% CET1 ratio by the end of 2018**

- The impact of FRTB will primarily affect market risk assets in investment banking and is estimated at ~50bps[2]
- Our initial estimate of the incremental impact of a floor against revised standard models is 25 - 100bps[2] if the floor is set at 60%, and 100 - 250bps[2] if the floor is set at 70%. The impact of a floor will affect both market and credit risks across both investment banking and private banking assets. These estimates are inherently uncertain given that implementation is expected several years in the future

- **CET1 capital ratio targeted to remain at ~11% after implementation of rules**

1 The binding constraint is determined as the worse of 3.5% of leverage exposure and 10% of RWA due to the anticipated TBTF requirement of 3.5% CET 1 leverage ratio and 10% CET 1 requirement
2 Reflects post-mitigation estimates of current expectations Note: Under new structure, new management structure effective October 22, 2015; Future numbers expected / illustrative

CREDIT SUISSE October 21, 2015 30

 Overview of Financials and Capital  October 21, 2015  31  3Q15 Financial results summary  1  Financial summary under current and new structures  2  Financial metrics for the Group and the new segments  3  Targets for Group capital usage and allocation  4  Free capital generation  5  Capital raise  6  Note: Unless otherwise noted, figures presented in the following section are based on what our results under our new structure would have been, had it been in place January 1, 2014

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Introduction to Free Capital Generation

Strategy is to focus on the generation of free capital, both to fund growth and generate returns for shareholders

Free capital generation metric focuses on:

- √ Components of shareholder's equity that are capital relevant, i.e. which affect our capital base; specifically pre-tax income excluding FVoD net of cash taxes as well as Deferred Tax Asset threshold impacts, additional costs relating to share awards and net impact of defined benefit pension funds
- √ Gives a clear analysis of how much capital we generate from operating activities, separate from other activities
- √ And how this capital is reinvested

Profit based metrics such as pre-tax income, net income and return on equity suffer from weaknesses such as:

- X Excludes items that affect capital generation such as Other Comprehensive Income, etc.
- X Based on total tax charges, but increases in deferred tax assets can be irrelevant to capital generation even while benefitting net income
- X Ignores increases in capital usage, i.e. can have a high net income but be capital consumptive

We intend to use the **Operating Free Capital Generation** measure as a new **KPI**

- **For the overall performance of Credit Suisse Group**
- **To guide our capital reallocation**
- **As a target for dividends**
- **As a metric to measure divisional performance**

CREDIT SUISSE October 21, 2015 32

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Illustrative generation of free capital and CET1 capital in 4Q15 - 2018

Illustrative 4Q15- 2018 free capital generation in CHF bn


Free capital generation
Free cap. usage
CET1 gen.
New KPI
~ 8.5 – 9.5
Operating free capital generated
Capital raise +6.5[1]
CS LE Switz. IPO[2] +2.0-4.0
Other issuances +0.5
Other sources of capital + ~9.0 – 11.0
~ 18.5 – 19.5
Free capital generated
Cash dividends accrued
–(4.5)
+ ~1.7
Business-related leverage moves and asset disposals
Increased leverage ratio req. to 3.5%
–(5.2)
~ 10.5 – 11.5
Net free capital generated
~ 14.0 – 15.0
Increase in CET 1

Note: Under the free capital generation concept, capital is calculated using 10% to convert RWA into capital and 3.5% for leverage exposure. Considerations for both RWA and leverage exposure movements are based on the constraining factor of capital calculation for the period.

1 Net of costs and including relating threshold impact for deferred tax assets

2 Includes other management actions. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG

CREDIT SUISSE October 21, 2015 33

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Illustrative generation of free capital and CET1 capital in 2019 - 2020

Illustrative 2019-2020 free capital generation in CHF bn


% usage of free capital generated
Free capital generated
Free cap. usage
CET1 gen.
New KPI
Target cash dividend payout of >40% of operating free capital generated
~ 14.5 – 15.5
Operating free capital generated
~ 14.5 – 15.5
Free capital generated
40-45%
Cash dividends accrued
~(6.5)
15-20%
Business related RWA moves
~(2.5)
Changes in regulatory and capital requirements
~(2.0)1
applying 60% floor
~ 3.5 – 4.5
Net free capital generated
applying 60% floor
~ 8.0 – 9.0
Increase in CET 1

Note: Under the free capital generation concept, capital is calculated using 10% to convert RWA into capital and 3.5% for leverage exposure. Considerations for both RWA and leverage exposure movements are based on the constraining factor of capital calculation for the period

1 Includes negative impact of CHF (5) bn from changes in capital requirements and positive impact of CHF +3 bn from the change in constraining factor from leverage exposure to RWA

CREDIT SUISSE October 21, 2015 34

3Q15 results | Financial summary | Financial targets | Capital targets | Free capital gen. | Capital raise

Illustrative CET1 capital generation and impact on capital ratios

Illustrative "Look-through" CET1 ratio and CET1 leverage ratio in % / **Risk-weighted assets and leverage exposure** in CHF bn


CET1 ratio
RWA
CET1 LR
Lev. Exp.
10.2%
285
2.8%
1,045
1 Capital buffer against stress and other one-off events
~13%
~315
4.3%
~1,000
60% Floor
70% Floor
12-12.5%
~11%
2 Capital ratios post regulatory change remain strong
60% Floor
70% Floor
13-14%
11.5 -12.5%
~4.8%
Pre RWA calibration
Post RWA calibration
4Q15 – 2020 CET1 capital generation in CHF bn
29.0
CET 1 capital
+ ~8.5 – 9.5
Operating free capital generated
+~9.0 – 11.0
Capital raise[1] +6.5
CS LE Switz. IPO[2] + 2.0-4.0
Other issuances +0.5
Cash dividends accrued
~(4.5)
~43.0 – 44.0
Increase in CET 1 ~14.0 – 15.0
CET 1 capital
~43.0 – 44.0
CET 1 capital
+ ~14.5 – 15.5
Operating free capital generated
Cash dividends accrued
~(6.5)
3 Target cash dividend payout of >40% of operating free capital generated
~51.0 – 53.0
Increase in CET 1 ~8.0 - 9.0
CET 1 capital
End 3Q15
End 4Q18
Beg. 1Q19
End 4Q20

1 Net of costs and including relating threshold impact for deferred tax assets would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG

2 Includes other management actions. Any such IPO would involve the sale of a minority stake and

CREDIT SUISSE
October 21, 2015
35

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Revised Group and business measurement and new targets

(in bn, in CHF unless otherwise specified)			2014	9M15	2018E	2020E	2014 to 2018
Performance Targets	**APAC pre-tax income** (annualized)		0.9	1.6	**2.1**		> double
	IWM pre-tax income (annualized)		1.3	1.1	**2.1**		+62%
	Swiss Universal Bank pre-tax income (annualized)		1.6	1.7	**2.3**		+44%
	CET 1 ratio ("look-through", %)		10.1%	10.2%	**~13%**	**> 11%**	+3-4pp
	CET 1 Leverage ratio ("look-through", %)		2.5%	2.8%	**> 3.5%**		> +100bps
	Operating Free Capital Generation 4Q15 to 2020					**~23 - 25**	
Enablers	**Group net cost savings**[1]				**2.0**		
	Global Markets	**RWA**	USD 75	USD 76	~ **USD 83 – 85** by end 2015; held flat until end 2018		
		Leverage	USD 484	USD 376	~ **USD 380** by end 2015; **USD 370** from 2016-2018		

Dividend Policy

- At least 40% of Operating Free Capital Generated to be distributed to shareholders via dividend over a five year period
- Until we reach our capital target, however, we will recommend CHF 0.70 per share with a scrip alternative; we will discontinue the scrip once we have clarity on regulatory requirements and litigation risks. In any event, we will not continue with the scrip beyond 2017

Note: All metrics on the slide based on new organizational structure; IWM = International Wealth Management 1 Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses in the SRU & restructuring costs, but including other costs to achieve savings.

CREDIT SUISSE October 21, 2015 36

 Overview of Financials and Capital  October 21, 2015  37  3Q15 Financial results summary  1  Financial summary under current and new structures  2  Financial metrics for the Group and the new segments  3  Targets for Group capital usage and allocation  4  Free capital generation  5  Capital raise  6  Note: Unless otherwise noted, figures presented in the following section are based on what our results under our new structure would have been, had it been in place January 1, 2014

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Capital raise and other management actions

Capital Raise

- The capital raise is expected to add CHF 5.9 bn net of costs to our shareholders' equity and, due to the resulting higher threshold for deferred tax utilization, increases our CET1 position by CHF 6.5 bn
- Compared to our end-2015 targets for RWA and leverage, this equates to a pro forma CET1 ratio of 12.2 %, a CET1 leverage ratio of 3.6%, a Tier 1 leverage ratio 4.7% and a Total Swiss Capital leverage ratio of 5.4%. These ratios are calculated using 2015 year end target leverage exposure and RWA
- Combined with the capital released by the SRU, the capital raise is expected to enable us to fund restructuring and other CtA expenses of CHF 2 bn to CHF 2.5 bn, while funding growth in APAC, IWM businesses and developing a buffer against future regulatory change and litigation risks

Illustrative impact of a capital raise in CHF bn


"Look-through" CET1 ratio
10.2%
12.2%
CET1 leverage ratio
2.8%
3.6%
Tier 1 leverage ratio
3.9%
4.7%
Total Swiss Capital leverage ratio
4.5%
5.4%
CET 1 capital
29.0
+6.5
35.5
3Q15 Reported
Capital Raise[1]
3Q15 Illustrative[3]

Other Management Actions

- We intend to target a minority interest IPO[2] in our Credit Suisse Legal Entity Switzerland by the end of 2017 in order to support our strategic plans to expand this business organically and through consolidation in the Swiss market
- Combined with other management actions, this could result in a further CHF 2 bn to CHF 4 bn of capital for the Group by the end of 2017
- Post finalization of the new RWA regime by 2018, this may lead to an excess of capital against our current targets; in this event, we would seek to return this excess to our shareholders

1 Including threshold impact for deferred tax assets 2 Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG 3 These ratios are calculated using 2015 year end target leverage exposure and RWA

CREDIT SUISSE October 21, 2015 38

3Q15 results > Financial summary > Financial targets > Capital targets > Free capital gen. > Capital raise

Illustrative timeline for the capital raise

2015

Investor Day	Extraordinary General Meeting	Ex-rights trading	End of rights trading period	End of rights exercise period	First trading day of new shares
21 October Wednesday	19 November Thursday	23 November Monday	01 December Tuesday	03 December Thursday	04 December Friday

Certain Key Terms

Structure	Firm underwritten rights issue and non pre-emptive placement with anchor investors[1]
Size of capital raise	c.CHF 6 bn
o/w Rights issue	c.CHF 4.7 bn
o/w Non-preemptive offering	c.CHF 1.36 bn
Number of shares to be issued	c.319 mn
Impact on conditional capital	No impact expected on current outstanding contingent convertible capital

1 Subject to customary conditions, including approval by Extraordinary General Meeting

CREDIT SUISSE October 21, 2015 39

 Appendix  October 21, 2015  40

Financial summary under current structure

In CHF bn

Priv. Bank. & Wealth Manag.

	Strategic 2014	Strategic 9M15	Non-Strat. 2014	Non-Strat. 9M15	Total 2014	Total 9M15
Pre-tax Income/ (Loss)	3.7	2.7	(1.6)	(0.3)	2.1	2.4
o/w non-strategic litigations	-	-	*(1.6)*	-	*(1.6)*	-
Basel 3 RWA	102	104	6	4	108	108
Leverage	365	369	5	4	370	373
RoC / RoE (%)[2]	29	23			15	20
RoC (@ 3.0% lev)	*26*	*23*			*14*	*20*

Investment Banking

	Strategic 2014	Strategic 9M15	Non-Strat. 2014	Non-Strat. 9M15	Total 2014	Total 9M15
Pre-tax Income/ (Loss)	3.7	2.3	(1.9)	(0.9)	1.8	1.4
o/w non-strategic litigations	-	-	*(0.8)*	*(0.2)*	*(0.8)*	*(0.2)*
Basel 3 RWA	150	152	10	8	160	161
Leverage	690	565	58	37	748	601
RoC / RoE (%)[2]	17	13			8	8
RoC (@ 3.0% lev)	*15*	*13*			*7*	*8*

Corporate Center

	Strategic 2014	Strategic 9M15	Non-Strat. 2014	Non-Strat. 9M15	Total 2014	Total 9M15
Pre-tax Income/ (Loss)	(0.7)	(0.5)	0.0	0.7	(0.7)	0.2
o/w non-strategic litigations	-	-	-	-	-	-
Basel 3 RWA	16	16			16	16
Leverage	32	71			32	71

Credit Suisse Core Results

	Strategic 2014	Strategic 9M15	Non-Strat. 2014	Non-Strat. 9M15	Total[1] 2014	Total[1] 9M15
Pre-tax Income/ (Loss)	6.8	4.5	(3.6)	(0.4)	3.2	4.0
o/w non-strategic litigations	-	-	*(2.4)*	*(0.2)*	*(2.4)*	*(0.2)*
Basel 3 RWA	268	272	16	13	284	285
Leverage	1,087	1,004	63	40	1,150	1,045
RoC / RoE (%)[2]	12	11			4	9

1 The difference between Credit Suisse results (under current structure) and Credit Suisse Group results (under new structure) includes certain entities in which we had no significant economic interest in the unit
2 Division RoC (return on regulatory capital) calculated using income after tax; assumes tax rate of 30%, and capital allocated based on the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure (or 3.0% where specified) in 2014; in 9M15, the calculation is based on the average of 10% of average Basel 3 risk-weighted assets and 3.0% of average leverage exposure. RoE (return on equity) for core results calculated by dividing annualized core net income by average core shareholders' equity (derived by deducting 10% of Strategic Resolution Unit RWA from reported shareholders' equity)

CREDIT SUISSE October 21, 2015 41

Financial summary under new structure

In CHF bn

Credit Suisse Core results: Swiss Universal Bank, International WM, Global Markets, IBCM, Asia Pacific, Corporate Center, Credit Suisse Core

	Swiss Universal Bank 2014	Swiss Universal Bank Ann. 9M15	International WM 2014	International WM Ann. 9M15	Global Markets 2014	Global Markets Ann. 9M15	IBCM 2014	IBCM Ann. 9M15	Asia Pacific 2014	Asia Pacific Ann. 9M15
Pre-tax Income/ (Loss)	1.6	1.7	1.3	1.1	2.4	1.9	0.5	0.1	0.9	1.6
o/w Non-Strat litigations	-	-	-	-	-	-	-	-	-	-
Basel 3 RWA	58	61	33	32	75	74	16	18	22	24
Leverage[3]	248	244	74	79	479	368	41	34	131	104
"Worst of" RoC / RoE (%)[2]	13	14	27	24	10	10	23	5	14	30

	Corporate Center 2014	Corporate Center Ann. 9M15	Credit Suisse Core 2014	Credit Suisse Core Ann. 9M15	Strategic Resolution Unit 2014	Strategic Resolution Unit Ann. 9M15	Credit Suisse Group[1] 2014	Credit Suisse Group[1] Ann. 9M15
Pre-tax Income/ (Loss)	0.0	1.0	6.8	7.3	(3.1)	(2.0)	3.6	5.4
FVoD	0.5	1.3						
CC excl. FVoD	(0.5)	(0.3)						
o/w Non-Strat litigations	-	-	-	-	*(2.4)*	*(0.2)*	*(2.4)*	*(0.2)*
Basel 3 RWA	16	16	219	225	66	60	284	285
Leverage[3]	32	71	1,005	899	194	146	1,198	1,045
"Worst of" RoC / RoE (%)[2]			13	16			4	9

1 The difference between Credit Suisse Core results (under current structure) and Credit Suisse Group results (under new structure) includes certain entities in which we had no significant economic interest in the unit 2 Division and Credit Suisse Core RoC (return on regulatory capital) is the worst of return on 10% of spot RWA and return on 3.5% of spot Swiss leverage exposure; assumes tax rate of 30% in 2014; and is the worst of return on 10% of spot RWA and return on 3.5% of spot leverage exposure; assumes tax rate of 30% in 9M15. RoE (return on equity) calculated for Credit Suisse Group . RoE (return on equity) calculated for Credit Suisse Group 3 Swiss leverage exposure

CREDIT SUISSE October 21, 2015 42

Potential implications of the new strategy on Goodwill

Current status	▪ At the end of 3Q15, Credit Suisse carried CHF 8.7 bn of goodwill and intangibles in the balance sheet, of which CHF 6.3 bn is carried by the Investment Banking division in the current reporting structure, largely with respect to the acquisition of Donaldson, Lufkin, & Jenrette in 2001 ▪ Goodwill is fully deducted when calculating the "look through" CET1 capital balance used in all "look through" capital and leverage ratios; it is also excluded from Tangible Equity when we present Return on Tangible Equity, therefore impairment of goodwill does not effect either "look-through" CET1 ratios, nor Return on Tangible Equity
Strategy review and resulting impact	▪ A significant strategic review and group re-segmentation is a triggering event for assessing whether there will be goodwill impairment ▪ As the current strategic review is leading to a re-segmentation, the goodwill impairment test must be performed twice, once under the old reporting structure, and then again under the new reporting structure ▪ Any impairment arising from this two stage impairment test would be recognized in the quarter when the new strategy is effective, i.e. 4Q15
Preliminary assessment	**Our preliminary impairment assessment indicates that the goodwill currently carried by the Investment Banking division is likely to be impaired. Such an impairment would impact the Group, Global Markets as well as Investment Banking and Capital Markets divisional pre-tax income in 4Q15 but will not impact the CET1 ratios on a "look through" basis or Return on Tangible Equity**

CREDIT SUISSE October 21, 2015 43

 Credit Suisse StrategyOverview of CostsDavid Mathers

CHF 2 bn net cost savings target expected to reduce absolute cost base to between CHF 18.5 and 19 bn by end-2018

2015 – 2020 Cost reduction program in CHF bn, year-end targets



Target
CHF 3.5 bn of gross savings by end 2018
Target
CHF 2.0 bn of net savings by end 2018
Further net savings targeted 2018+
~20.5 - 21.0
(0.9)
(0.3)
19.3 -19.8
(2.3)
+1.5
18.5 - 19.0
(0.9)bn: substantial completion of Corp. Center programs (i.e., legal entity program, IT architecture simplification, etc.)
(0.3)bn: run-down of SRU portfolio (planned run-down of prior Non-Strategic Unit)
(1.3)bn: Business exits & run-down of SRU portfolio
(0.9)bn: workforce strategy, technology & London right-sizing
(0.1)bn: additional wind-down of Corporate Center costs
+1.5bn: divisional growth investments
2015E
Previously Planned Cost Reductions
2015E
Gross Savings
Growth Investments
2018 target
2020 target

- Reduction of fixed cost base to a lower "break even point" to profitability and reduce earnings volatility
- CHF 2.0 bn net savings target includes:
  - CHF (3.5) bn of gross cost savings
  - Planned CHF 1.5 bn of investments to facilitate divisional growth initiatives, of which 60% targeted for Asia Pacific and the remainder to our Swiss Universal Bank and International Wealth Management
- Further net savings targeted beyond 2018, driven by efficiencies from IT digitalization and shared use of utilities

Note: Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses in the SRU & restructuring costs, but including other costs to achieve savings

CREDIT SUISSE
October 21, 2015
45

Efficiency measures expected to free up resources for use in growth initiatives

2015 – 2018 Cost development in CHF bn


Sources of cost savings
Investments to facilitate divisional growth initiatives
1 Corp. Center
Substantial completion of major programs including regulatory projects
1.0
2 Services
Efficiencies from workforce strategy and London right-sizing, etc.
0.9
3 SRU & Exits
Run-down of SRU portfolio, business exits, and associated costs
1.6
3.5
SRU: 1.5
GM & IBCM: 0.4
CHUB: 0.4
IWM: 0.2
CC: 1.0
~60% APAC
~40% CHUB, IWM
(1.5)
Net savings target
2.0
Corporate Center[1]
Shared Services
Other Front Office and SRU Expenses
2018 Cost Savings
Cost Savings
Reinvestment
Cost Savings Post-Reinvestment

Notes: Cost reduction program measured in constant FX rates and based on expense run rate excluding major litigation expenses in the SRU & restructuring costs, but including other costs to achieve savings 1 Includes rundown of realignment costs

CREDIT SUISSE October 21, 2015 46

 October 21, 2015  47  Corporate Center major program expenses and run-off profile in CHF bn   CHF 1bn in savings expected from the wind-down of major programs in the Corporate Center  Corporate Center expenses  1.6  0.6 (o/w 0.14 remaining in Corporate Center)  (1.0)  Proforma 2015  Reduction  Target 2018      Legal Entity Programincluding recovery resolution plan        0.5  0.9  0.2    (0.5)    Minimal < CHF 50 mn    (0.4)    (0.1)    0.1  Other Major Programs*(including other CtA required to improve structural environment & reduce costs)  Residual Corporate Items    0.4*  Legal Entity Program components1  2016  2017  2018  US IHC  Switzerland Legal Entity  Service Company      Major Programs components1  2016  2017  2018  IT infrastructure efficiency      Front-to-back optimization  Driving further innovation    1 Shows major select components* Other Major Programs will no longer be reported within the Corporate Center and will be allocated to the divisions under the new reporting structure.  Allocated to divisions under new structure  1

2

Material transformation of services expected over the coming years

1. **Simplify**
   - Duplication between front office embedded support and central services functions
   - Redesign of Front-to-Back service model using a zero-based approach
   - Transform and streamline IT
2. **Align**
   - Supply of services is planned to be effectively aligned to future value creation and to the demand of the divisions
   - Despite significant deployment over the last 5 years, there is still a high concentration of support functions in higher cost locations (e.g., London, Zurich and NYC)
3. **Restructure**
   - Reduce surplus of real estate in high cost markets, particularly in the UK
   - Rationalize infrastructure and simplify application architecture
4. **Invest**
   - Exponential digital / mobile adoption
   - Increasing opportunities in data application and analytics
   - Expanding importance of APAC region

Strategic Initiatives and expected savings in CHF bn



0.9
Workforce Strategy
0.4
London Rightsizing
0.2
Efficiencies in technology
0.3
Savings by 2018

Workforce Strategy
- Rationalization of service and support functions between embedded front office groups and central services functions
- Reassess alignment of services functions
- Further deployment of functions to our Centers of Excellence in Eastern Europe, Pune and Raleigh

London Rightsizing
- Optimize location strategy for UK business
- Consolidate target London footprint in One Cabot Square headquarters, with selected off-shoring of staff who do not require UK presence

Efficiencies in technology
- Rationalizing use of applications
- Realizing cross-divisional savings together with improvements in client service and operational risk

CREDIT SUISSE
October 21, 2015 48

② Simplify & Align: Support Governance and Workforce Strategy


CS Centers of Excellence


CS employee population in CoEs
8%
~15%
>25%
2012
2015
2018


Contractor/outsourced workforce...
~18,000
... in Centers of Excellence
...in other locations
~50%
~50%
+3,000 FTE
-4,000 FTE
~80%
~20%
2014
2018

Simplify: Service Rationalization & Alignment

- Assess our front-to-back flows where there is duplication and / or inefficiency in business service and support functions
- Align service functions that are primarily business specific to those businesses in order to improve accountability
- Align with control infrastructure to ensure that the business owns and is responsible for the first line of defense and that the second line of defense is independent and can act as a proper control
- Integrate with Service Company requirements under RRP work

Align: Workforce strategy

- Continued deployment: Credit Suisse has ~15% in Centers of Excellence (CoEs) which has increased from 8% in 2012. We are targeting continued deployment from high cost locations over the next five years, with the aim of exceeding 25% by 2018. We will be increasing the size and scale of our operations in India, Eastern Europe and Raleigh
- Reduced usage of contractors, particularly in high cost locations: At the moment, approximately half of our contractors and outsourced population is in high cost locations. Our goal is to reduce our reliance on contractors as well as increasing the percentage in our lower cost locations to ~80%

Note: FTE = Full time equivalents RRP = Recovery and Resolution Plan
1 Of the 7,000 additional employees a portion represent newly hired roles in the CoEs as well as those deployed from the other locations

CREDIT SUISSE October 21, 2015 49

Align: London rightsizing expected to deliver ~CHF 230mn in annual savings by 2020

2

Optimize the location strategy for the UK Business – right resources in the right place to optimize for cost, skills and degree of co-location required

London current footprint

- **~ 6,600 UK employees and contractors** with ~60% in service and support functions
  - Identify current London roles that require co-location with Front Office vs. those that could be located elsewhere
  - For roles not required in London, investigate alternative sourcing options including Off-shoring, Near-shoring
- **5 office spaces** with the total area of ~1.5 mn square feet
  - Current footprint underutilized and presents opportunities for sub-letting and cost release

Rightsizing plan

- A detailed review is underway to determine the most efficient London footprint given the changes to the front office mix and the location of businesses
- Rightsizing expected to be done through:
  - Consolidating target London footprint in One Cabot Square headquarters, releasing other key sites for sub-letting and minimizing potential cost/impairment charges across 2016-17
  - Selected off-shoring of staff who do not require UK presence to existing CS offshore sites

Expected benefits

London Rightsizing Costs vs. Savings
in CHF mn


~CHF 220
~50
~60
~110
~CHF 230
CHF 170mn restructuring costs related to London Rightsizing
Costs-to-achieve*
Saves
Reduction in force
Real Estate
Other Costs-to-Achieve

** Note, CHF 500mn of restructuring charges related to overall London strategy, of which CHF 170mn relates to rightsizing.*

CREDIT SUISSE
October 21, 2015
50

2 Restructure & Invest: Gaining efficiencies through technology

Credit Suisse has already achieved CHF 0.8 bn of savings across our IT landscape since 2011
Targeting a further CHF 0.6 bn savings by 2018

- **Run-down of redundant infrastructure:** converge technology platforms onto a smaller base of future proof applications
  - The reduction from ~7,500 to ~5,500 applications has both reduced operating costs and operational risk
  - A further ~500 applications will be removed in the next stage of this program, with a further segment of applications put into 'run-off', including potential deployment to external providers to reduce costs
- Continue to implement a number of client focused straight through processing initiatives across the complete Front-to-Back landscape
- **Investing in an infrastructure rationalization** program to optimize the efficiency of infrastructure asset base to address up to 50% reduction of the legacy infrastructure and converge onto a market standard hybrid cloud based infrastructure
- Continue to monetize some leading edge functions as well as participate in emerging cross-industry utilities to improve standardization and gain greater scale efficiencies from processes which are essentially industry commodities
- Leveraging innovative technologies to solve enduring institutional challenges as well as crowdsourcing: Crowdsourcing Pilots are already being rolled out enterprise-wide to help drive the innovation agenda

- **Continued focus on innovation:** After successful launch of Digital Private Bank, continued identification of innovation opportunities through a global innovation lab strategy. Recent successful implementations include:
  - Robotic automation using pattern recognition and AI technology to automate existing manual processes
  - Unauthorized trading technology, helping managers and control functions to monitor trading more effectively and more efficiently
  - Sales analytics, improving the efficiency and effectiveness of sales force

CREDIT SUISSE
October 21, 2015
51

 October 21, 2015  52    2015 – 2018 Cost reduction program in CHF bn    Strategic Resolution Unit rundown  0.6  0.5  1.6  0.5   Divestitures & SRU rundown expected to contribute to CHF 1.6 bn of savings  Achieve CHF 0.6 bn of savings by 2018 from divestiture of US Private Banking Business and related operationsOther wind-down savings include costs associated with additional Western European PB businesses and Investment Banking businesses (i.e., legacy fixed income portfolio and additional activities identified as non-core)  Rationalization of front office footprint and related infrastructure costs to align with reduction in resources needed for portfolio management        3  Note: Cost reduction program measured in constant FX rates and based on expense run rate excluding major litigation expenses in the SRU & restructuring costs, but including other costs to achieve savings

 Credit Suisse StrategyOverview of Strategic Resolution UnitDavid Mathers

Strategic Resolution Unit set up as evolution and expansion of non-strategic units

Non-Strategic Unit (NSU)


Credit Suisse Group
Investment Banking
Private Banking and Wealth Management
Corporate Center
Stra-tegic IB
IB NSU
WMC, CIC, AM
PB& WM NSU
Stra-tegic CC
CC NSU

Strategic Resolution Unit (SRU)


Credit Suisse Group
Swiss Univ. Bank
Int'l WM
Global Markets
IBCM
Asia Pacific
Corp. Ctr.
Strat. Resol. Unit

- Set up as **a separate reporting segment**
- Consolidates **remaining portfolios from existing non-strategic units** plus **transfers of additional exposures in order to immediately reposition and resize to our desired long-term core setup**
- **Responsible for unwinding positions included**
- Concept of strategic and non-strategic results is retired

CREDIT SUISSE
October 21, 2015
54

Rationale for Strategic Resolution Unit establishment

Immediately reposition the firm to long term setup	▪ Provide **immediate separation between future platform and historic activities** such that ongoing segments are in their long term configuration as defined by Group strategy ▪ **Protect against upcoming regulatory changes** by reducing resource consumption in lines of business that may not deliver adequate risk-adjusted returns given the regulatory outlook ▪ Provide platform for **restructuring of client centric and strategic** but capital inefficient businesses
Independent Segment	▪ **Independent management team with the head reporting directly to the Group CFO** and accountable for driving down capital and costs in strategic resolution unit ▪ **Formalized governance** with oversight committee comprised of control and dedicated front office functions ▪ **Increased transparency and simplified reporting** of both exit strategy of non-core activities and performance of ongoing businesses
Achieve rapid reduction of assets	▪ **Enable effective reduction of both remaining portfolios** from existing non-strategic units **and additional activities** identified for wind-down purposes of the new Group Strategy

CREDIT SUISSE
October 21, 2015
55

 October 21, 2015  56          1 Included in Corporate Center and allocated to divisions 2 Excludes operational risk  9M15 Pre-tax income / (loss) in CHF mn  Strategic Resolution Unit  Legacy fixed income portfolio Legacy litigation provisionsLegacy funding costsOther   Remaining IB NSU portfolio  Restructuring of selected onshore businesses Legacy cross-border businessesRestructuring of former asset management divisionOther   Remaining PB&WM NSU portfolio  Movements in credit spreads on own liabilities1Realignment costs1Legacy funding costsReal estate salesOther   Remaining Corporate Center NSU portfolio  MacroCredit SPPrimeEMG  Additional IB portfolio  US private banking businessSelected Western European branches (e.g. Monaco, Gibraltar, Austria, and etc.)  Additional PB&WM portfolio  Certain entities in which we had no significant economic interest in the unit  Other additional positions  (415)  NSU  Add.  CC1  SRU  3Q15 Basel 3 RWA in CHF bn  13  60  NSU2  Add.  Op. Risk  SRU  29  18  3Q15 Leverage in CHF bn  40  146  NSU  Add.  SRU  106  IB: 87%  IB: 85%  IB    PBWM    CC & Other    SRU portfolio exposure primarily driven by IB related positions (85% RWA and 87% Leverage at the end of 9M15)Operational risk has been planned in the SRU to represent a fair allocation based on the SRU portfolio and establishes clear alignment of Op Risk with underlying activities in line with the new Group strategy  Composition of Strategic Resolution Unit  (263)  (812)  (1,491)

 57  October 21, 2015      Basel 3 RWA in CHF bn  Leverage Exposure in CHF bn  RWA excl. Op. Risk  Op. Risk RWA      60  41  33  30  27  25  146  79  51  40  37  34  (73%)  71% reduction (excl. Op. Risk)  Strategic Resolution unit RWA (excl. op. risk) and leverage exposure are expected to decline by 71% and 73% respectively by the end of 2018Residual exposures represent positions with considerable exit constraints and tail portfolios, which will be managed to minimize the financial drag on group resultsRegulatory (FINMA) approval required for any ops risk reduction  Strategic Resolution Unit RWA and leverage exposure wind-down profile  83% reduction (excl. Op. Risk)  (77%)  1  1  1 2019 and 2020 risk-weighted assets on a pre-RWA calibration basis for comparability purposes

Strategic Resolution unit established to facilitate rapid wind-down and reduce drag on overall Group performance

(in CHF bn)

	2014	3Q15		2018 target
RWA ***excl. op. risk***	48	42	**71% decline in RWA excl. op. risk**	12
RWA incl. op. risk	*66*	*60*	*50% decline in RWA incl. op. risk*	*30*
Leverage Exposure[1]	194	146	**73% decline in Leverage**	40

Illustrative pre-tax income progression in CHF mn



2014 pre-tax loss
(700)
(2,440) litigation
9M15 pre-tax loss (annualized)
(1,750)
(240) litigation
Funding costs
~310
Services costs
~450
Direct costs
~1,340
Business revenues and gains on sale
~ (1,050)
Remaining pre-tax drag in 2018
~ (700)

Impact of new transfers to SRU:

Revenue impact:
- IB: 100 mn
- PB&WM: 1,000 mn

Pre-tax impact:
- IB: (370) mn
- PB&WM: 165 mn

Revenue impact:
- IB: 110 mn
- PB&WM: 980 mn

Pre-tax impact:
- IB: (440) mn
- PB&WM: 90 mn

Funding costs expected to decrease by 2018 from the wind-down of legacy non-Basel III compliant capital and debt instruments

The majority of cost savings expected to roll-off by end 2018

Direct costs expected to decline significantly, result of downsized headcount due to newly transferred and legacy business exits

Reduction in SRU business revenues and gains on sale as a result of significant business exits over 2016-17

Includes fixed costs of ~500 -700 mn:
- ~ 80 mn exit cost
- ~160 mn funding costs
- ~ 220 mn of service costs
- ~230 mn of direct cost

Excludes litigation costs as currently not known

1 2014 Swiss Lev Exposure; 3Q15 and 2018 BIS Lev Exposure

CREDIT SUISSE
October 21, 2015
58

 October 21, 2015  Credit Suisse StrategySwiss Universal BankThomas Gottstein

   Disclaimer  The 3Q15 financial information is subject to further review We have not finalized our 3Q15 Financial Report and our independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the 3Q15 financial information contained in this presentation is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.The re-segmented financial information is preliminary and subject to further review Unless otherwise noted, this presentation contains certain historical financial information that has been re-segmented to approximate what our results under our new structure would have been, had it been in place from January 1, 2014. Such information is preliminary in nature and subject to review, evaluation and refinement, has not been audited or reviewed by our independent public accountants and can be expected to change in certain respects before any final re-segmentation is published. In addition, “Illustrative”, “Ambition” and “Goal” presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators.  All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control.  Accordingly, this information should not be relied on for any purpose. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.  Cautionary statement regarding forward -looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in “Cautionary statement regarding forward-looking information" in our second quarter 2015 Financial Report filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.  Selling restrictions This document is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. A decision to invest in securities of Credit Suisse Group AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG for such purpose.  This document and the information contained herein is not for publication or distribution into the United States of America and should not be distributed or otherwise transmitted into the United States or to U.S. persons (as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or publications with a general circulation in the United States. This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The securities referred to herein have not been and will not be registered under the Securities Act or the laws of any state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the securities in the United States of America.  The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.  October 21, 2015

Swiss Universal Bank – Key messages

Switzerland: Core to the Credit Suisse strategy

- Switzerland, our home market offers attractive growth opportunities
- We can build on strong market positions across key businesses
- In 2014, the business in scope of the Swiss Universal Bank as a whole contributed 24%[1] of Group Core PTI

Four strategic priorities

- **Focus to simplify**: Concentrate on Swiss-domiciled clients
- **Empower to grow:** Clearly defined initiatives across portfolio to achieve growth ambitions
- **Drive efficiency agenda**: End-to-end accountability and increased automation to boost efficiency
- **Invest in brand:** Further strengthening of brand and reputation in Switzerland

Planning a minority IPO (20 to 30%, by end 2017)[2]

- Planning a partial 20-30% IPO of the Legal Entity Credit Suisse (Schweiz) AG by the end of 2017, market conditions permitting[2]
- Enhanced independence and accountability while remaining core part of a global bank
- Acquisition currency for Swiss consolidation opportunities
- Expected positive group capital impact of roughly CHF 2 to 4 bn including other management actions

Attractive returns and clear financial ambition

- Despite significant RWA increase due to regulatory changes…
- … we aim for a 17% post-tax return on regulatory capital[3] by 2018, and …
- … a 10% earnings growth resulting in a PTI ambition of CHF 2.3 bn by 2018

1. Please refer to p. 7 for calculation basis 2. IPO of Legal entity Credit Suisse (Schweiz) AG. Any such IPO would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG. 3. Post-tax return on regulatory capital calculated using income after tax in CHF, assuming tax rate of 30%, and capital allocated on the highest of 10% of end 2014 Basel 3 risk-weighted assets and 3.5% of end 2014 leverage exposure

CREDIT SUISSE October 21, 2015 3

 Agenda  The Swiss Universal Bank  Winning at home: Four strategic priorities  1  2  Our financial ambition and conclusion  3  October 21, 2015

         Switzerland offers attractive opportunities for Credit Suisse  50  80  70  60  40  30  20  Eurozone  Switzer-land  2020E  2010  2000  1990  GDP (in thousand USD at PPP) per capita  12.3%  Qatar  13.5%  Bah-rain  Switzer-land  11.6%  Singa-pore  10.7%  Kuwait  9.9%  Hong Kong  9.4%  % of households with financial wealth >USD 1 mn  527  +6.9%  2014  2013  478  2012  445  2011  431  Credit lines for companies in Switzerland, CHF bn  Note: PPP refers to purchasing power paritySource: The Economist Intelligence Unit, Annual Time Series Data (retrieved October 2015), The Boston Consulting Group: Global Wealth Report 2015, Swiss National Bank  Swiss Economy: Expected to maintain its steady growth  Private Banking: Highest millionaire density globally  Corporate Banking: Lending continuously growing  October 21, 2015

We have strong domestic market positions on which to build

Private clients

	Credit Suisse market share	Position
Retail & Affluent	~10%[1]	*Leading*
HNWI	~12%	*#2*
UHNWI	~26%	*#2*
External Asset Managers	~23%[2]	*#1*

Corporate & Institutional clients

		Credit Suisse market share	Position
Mid/Large SMEs		~10%	*#2*
Large Swiss Corporates		~13%	*#2*
Institutionals		~21%	*#1*
IBD[4]	ECM	~26%[3]	*#1*
	DCM	~32%[3]	
	M&A	~52%[3]	

1. Including Affiliates (Bank-now, Neue Aargauer Bank and Swisscard) 2. Including External Asset Managers Switzerland & International 3. Data based on January, 1st 2011 to October, 7th 2015 4. Previously part of Investment Banking Note: SME refers to Small and Medium Enterprises Source: The Boston Consulting Group, Thomson Securities, SDC Platinum, Dealogic, IFR, Morningstar

CREDIT SUISSE October 21, 2015 6

The Swiss Universal Bank is the backbone for Credit Suisse building on a diversified portfolio

Generated 24% of Group PTI

PTI (CHF bn), 2014



6.8
5.2
76%
100%
1.6
24%
Credit Suisse Core Results (from continuing operations)
Other Credit Suisse businesses[1]
Swiss Universal Bank[2]

Diversified portfolio of businesses

PTI, Swiss Universal Bank, 2014



PTI (CHF bn)
Post-tax return on regulatory capital[5]
Wealth Management Clients Switzerland[3]
1.0
20%
Corporate & Institutional Clients Switzerland[4]
0.6
11%
Sales & Trading Services & Investment Banking Switzerland
0.2
23%
Average = 13%

CHF -0.1 bn in PTI not allocated (previously reported in Corporate Center incl. Swisscard and project-related expenses).

1. Main components: Investment Banking outside Switzerland, Asset Management, Private Banking Americas, Private Banking Europe, Middle East & Africa, Private Banking Asia Pacific 2. Sum of components shown on the right 3. Includes Private & Wealth Management Clients Switzerland (includes Retail segment), Private Clients Switzerland & External Asset Managers Switzerland, Neue Aargauer Bank, Swisscard and Bank-now; excluding Sales and Trading Services Switzerland 4. Includes Small and Medium Enterprises (SME), Large Corporates, Institutional Clients & Asset Servicing, Financial Institutions, Commodity Trade Finance and Export Finance; excludes Aviation & Ship Finance (part of International Wealth Management) 5. Post-tax return on regulatory capital calculated using income after tax in CHF, assuming tax rate of 30%, and capital allocated on the highest of 10% of end 2014 Basel 3 risk-weighted assets and 3.5% of end 2014 leverage exposure Note: Numbers may not add up due to rounding

CREDIT SUISSE October 21, 2015 7

 Agenda  The Swiss Universal Bank  Winning at home: Four strategic priorities  1  2  Our financial ambition and conclusion  3  October 21, 2015

 Four strategic priorities defined to win in our home market  Invest in brand    Further strengthening of brand and reputation in Switzerland  Empower to grow    Optimize portfolio towards segments with attractive return on capital and high franchise value  Empower organization to focus on HNWI and capture synergies with mid/large SMEs by becoming the 'Bank for Entrepreneurs'; exploit growth opportunities in UHNWI  Drive efficiency agenda    End-to-end accountability and responsibility over Swiss costs and investments   Increased cost efficiency through optimized footprint, automation and operational leverage  Focus to simplify    Build on existing strong market positions and ensure seamless transition of client coverage   Significantly simplify set-up to focus on Swiss client needs  October 21, 2015

Focus to simplify

Swiss Universal Bank plans to focus on Swiss-domiciled clients

Swiss Universal Bank	International Wealth Management	Asia Pacific
Private clients (Retail incl. Neue Aargauer Bank, Bank-now, Swisscard, Affluent, HNWI & UHNWI)	UHNWI; Premium & Entry HNWI	UHNWI; Premium HNWI
Corporate & Entrepreneur clients	Entrepreneur clients	Entrepreneur clients
Institutional clients	Institutional clients	Institutional clients
Swiss booking platform for Swiss and International Business		
Swiss domiciled clients	**Non-Swiss domiciled clients**	

Note: UHNWI = CHF > 50 mn AuM or total wealth; Premium HNWI > CHF 5 mn AuM; Entry HNWI > 1 M AuM

CREDIT SUISSE
October 21, 2015
10

Empower to grow

We are optimizing our portfolio and see significant opportunities in HNWI ...

Client segments	Growth ambition	Selected initiatives to achieve ambition
HNWI	Aggressive	■ Hire ~**80 RMs** focused on HNWI and foster **sales effectiveness/culture** ■ Increase **cross-selling** through 'Bank for Entrepreneurs' ■ Promote sales through **Credit Suisse Invest** and **Mandates re-launch**
Mid/large SMEs	Above market	■ Serve mid/large SMEs more holistically as part of **'Bank for Entrepreneurs'**
UHNWI	Above market	■ Launch **UHNWI-specific Credit Suisse Invest** and increase **mandates penetration** ■ Further strengthen **collaboration with coverage units for mid/large SMEs, large Swiss corporates and multinationals** ■ Double lending book, **+30% UHNWI RMs**, gain market share in **French-/Italian-speaking Switzerland**
IBD	Above market	■ **Swiss Universal Bank-led IBD coverage** and offering of a **'one-stop'** shop
External Asset Managers	Above market	■ Leverage strong market position and platform to capture **growth opportunities**

Note: SME refers to Small and Medium Enterprises

CREDIT SUISSE
October 21, 2015 11

Empower to grow

... as well as improvement potential in Real Estate and Commodity Trade Finance

Client segments	Growth ambition	Selected initiatives to achieve ambition
Retail Affluent	At market	▪ Strengthen **digital capabilities** to enhance client self-service and free up RM capacity ▪ **Optimize footprint** by converting ~45 branches into advisory branches without teller ▪ Streamline offering to **low advice segments** and provide **bundled services**
Institutionals (e.g. Pension Funds)	At market	▪ Continue to comprehensively serve Institutionals building on **'One Bank'** approach
Large Swiss Corporates	At market	▪ Focus on increasing **share of wallet** (e.g. Corporate Finance)
Income-Producing Real Estate Commodity Trade Finance	Optimize	▪ Explore **leverage ratio exposure reduction measures** ▪ Focus new business to **franchise clients** with significant cross-selling potential

CREDIT SUISSE
October 21, 2015 12

Empower to grow

Focus on becoming the 'Bank for Entrepreneurs'

- **Significant number** of **corporate and SME** relationships **without link** to private wealth:
  - especially in **mid/large SME and HNWI**
  - also in **Large Swiss Corporates and UHNWI**
- **Targeting double penetration of Credit Suisse entrepreneur base**
- **Initiatives to address opportunity**
  - **Co-coverage of HNWI and SME**
  - **Value proposition** catered to Entrepreneurs
  - Simplified collaboration through **co-location**
  - **Joint acquisition** of clients by cross-teams
  - **Co-branding** of client events as 'one' team

How to capture cross-selling potential – Client example

Background: Swiss Corporate partially owned by family members; run by a long-term CEO with close links to family


Cross-selling potential
Fully captured
Not captured
Time
Secure corporate relationship & win new PB relationship with successor and other family members
Institutional Asset Management mandate for pension fund
Liquidity event with founder
Help with succession planning (e.g. IPO, MBO, MBI, M&A)
Private Banking relationship to founder
Lending, leasing and cash management for corporate & holding
Private Banking service
Corporate Banking/IBD service
Asset Management service

Note: SME refers to Small and Medium Enterprises

CREDIT SUISSE
October 21, 2015
13

 Two client examples to illustrate the 'Bank for Entrepreneurs'  M&A sales support for Chemicals company  Succession planning for Real Estate firm  Long-term chemicals client served by SME  NNA >CHF 75 mn    Client context  NNA >CHF 100 mn    Inherited real estate family business  Impact  Relationship development  Time  Buildings, cars and machinery leasing  Financing of a management buy-in  UHNWI/HNWI service  Corporate Banking/IBD service        M&A sales mandate (through IB initiative)  Further lending activities  Introduction of owners to UHNWI RM through SME RM within M&A process  Rapid opening of escrow account              Time  M&A deal with industrial company  Traditional corporate banking products  Introduction of owner to UHNWI RM through SME RM  Introduction of owner to Head of Mid-Market M&A team team which helped with sale           Regular invitations to UHNWI client events  Support in succession at acquired industrial company proposed by SME RM      Note: SME refers to Small and Medium Enterprises  Empower to grow  October 21, 2015

Empower to grow

UHNWI: Increasing share of wallet in leading franchise


Single Family Offices & UHNWI
Entrepreneurs & Executives; Global Citizens
Wealthy Individuals
high
degree of institutionalization
low
Regional Private Banks
with limited additional capabilities
Pure Play Private Banks
CREDIT SUISSE
low
degree of sophistication / complexity
high
Sophisticated solutions
Traditional wealth management services

- Direct investments / brokerage
- Private mandates
- Custody services
- Standard Lombard lending

- Premium mandates
- Advisory mandates
- Investment consulting
- Enhanced client reporting
- Cash management

- Private label funds
- Direct trading access
- Global custody
- Lending non-standard collateral
- Specialty financing
- Corporate finance advice
- Hedge fund / private equity
- Multi-shore banking
- Philanthropy

Ambition

- **Increase footprint**
  - +30% RMs
  - Deeper penetration of Swiss-based Single Family Offices (SFOs)
- **Increase mandate penetration**
- **Double lending book & deal related revenues**
  - Closer collaboration between RMs and Corporate Banking/IB
- **Strict implementation of target operating model**
  - Team approach with clear separation of duties

CREDIT SUISSE
October 21, 2015 15

Empower to grow

External Asset Managers: Credit Suisse well positioned to exploit consolidation opportunities ...

Market opportunity: Small banks under pressure – Increasingly becoming EAMs

- Strengthened transparency requirements
- Increasing number of regulations
- Continuing pressure on gross margins
- Increasingly sophisticated clients

- Core capital requirements
- Reporting and administrative efforts (e.g. tax reporting)
- Large infrastructure / back-office investments
- Organizational requirements
- Abolition of retrocessions

↓ Revenues

↑ Costs

Possible reactions by banks:

- Merge
- Close
- Sell
- Partner/ Outsource
- Become EAMs

Credit Suisse well positioned to capture opportunity

- ✓ An industry-leading Credit Suisse External Asset Manager (EAM) franchise
- ✓ Distinguishing dual coverage model with focus on investment advice
- ✓ Complete EAM service offering supported by full service global wealth manager & investment bank
- ✓ Cutting edge IT platform, acknowledged in the market place

CREDIT SUISSE October 21, 2015 16

Empower to grow

... by addressing the needs of small private banks in Switzerland

~90 private banks with ~CHF 230 bn AuM


Cumulative AuM (CHF bn)
~15
~90
~230
AuM (CHF)
<1 bn
< 5 bn
<15 bn
Cumulative number of private banks
~40
~70
~90
Small private banks (part of international group)
Small private banks

Significant opportunity

- There are ~90 small private banks with less than CHF 15 bn of AuM
- The ~90 small private banks have a cumulative ~CHF 230 bn of AuM
- Significant opportunity for Credit Suisse:
  - Provide external asset manager-related services
  - Actively participate in consolidation

Note: Based on publicly available data Source: The Boston Consulting Group

CREDIT SUISSE October 21, 2015 17

Drive efficiency agenda

End-to-end accountability for Swiss costs and investments …

- Today, **significant costs** are allocated from **Shared Services**
- Going forward, **end-to-end accountability and responsibility** over costs incurred and investments made in Switzerland:
  - Move Swiss-specific (or Swiss platform-related) Shared Services functions to Swiss Universal Bank
  - Own budget, demand and prioritization for allocated Shared Services
- Allows **faster decision making and priority setting**

Moving towards more direct cost accountability

Illustrative: Total costs Switzerland, 2014


100%
~60% → ~80%
~40% → ~20%
Total Swiss costs
Direct cost
Shared Services Cost

CREDIT SUISSE
October 21, 2015
18

Drive efficiency agenda

... strengthened by digital initiatives boosting efficiency ...

Digital foundation laid in Switzerland

Online Mobile & Tablet Banking



- Launched innovative app with new features
- Received strong user ratings (4.2/5) and 20% uptick in downloads

RM productivity tools



- Supports RM in client discussions – esp. with portfolio quality checks
- Supplied 1'500 RMs in Switzerland with iPads

Snapshot of digital roadmap going forward

- **Enhancing self-service capabilities for clients**
  - Sign-up for products online, e.g. Lombard loans
  - Manage profile, preferences and confirmations online
- **Improving productivity of front employees**
  - RM Ecosystem: Planning center and workflow dashboard
  - Digital advisory process to tailor portfolios
- **Automating front-to-back processes**
  - Digitized application and approval process for mortgages
  - Reducing forms and digitizing onboarding processes
- **Increasing client engagement**
  - Personalized offers, activation and alerts
  - Direct access to RM and experts through video calls

CREDIT SUISSE
October 21, 2015 19

Drive efficiency agenda

... and complemented by measures to optimize our footprint

- **Sustaining client proximity** – Network essential to ensure superior advisory service/client experience and to generate business
  - 30,000 client contacts at the counter a day
  - 200,000 client advisory meetings over the year
  - 85% of NNA generated by clients living within a 10-minute distance from a Credit Suisse branch
- **Maintaining focus on cost efficiency** – Lean network with 151 Credit Suisse branches in Switzerland
  - 20% reduction of number of Credit Suisse branches since 2011; additional conversion of ~45 branches into Credit Suisse advisory branches planned
  - New advisory branch format without teller to optimize cost base and further sharpen advisory focus
- **Reflecting changing client expectations and digital banking –** Shifting from transaction & basic banking to a sophisticated advisory-focused branch network

Example: Credit Suisse advisory branches

Example Advisory Branches





Digital information devices & advisory tool

CREDIT SUISSE

October 21, 2015 20

 Agenda  The Swiss Universal Bank  Winning at home: Four strategic priorities  1  2  Our financial ambition and conclusion  3  October 21, 2015

Planning a partial 20-30% IPO of the legal entity Credit Suisse (Schweiz) AG by end of 2017

Illustrative

Scope of Business	▪ Legal entity Credit Suisse (Schweiz) AG
Timing	▪ By end 2017, market conditions permitting
Size / Free float	▪ 20 to 30%
Listing	▪ SIX Swiss Exchange
Key transaction benefits/ considerations	▪ Enhanced independence and accountability while remaining core part of a global bank ▪ Acquisition currency for Swiss consolidation opportunities ▪ Positive group capital impact of roughly CHF 2 to 4 bn including other management actions

High level indicative timeline


2016
2017
2018
Preparation of Credit Suisse (Schweiz) AG legal entity go-live
Optimization of legal entity set-up, structure & operations for the planned IPO
Planned IPO process preparation
Planned IPO by end 2017

Note: IPO of Legal entity Credit Suisse (Schweiz) AG. Any such IPO would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG

CREDIT SUISSE
October 21, 2015
22

         The Swiss Universal Bank is an operational leverage play ...              56%  -12 pp  Ambition 2018  2014  68%  Expected 12pp decrease in C/I ratio...  ... driven by operational leverage  Expected increase in Revenues  Expected decrease in Operating Expenseof which running costsof which non-recurring costs  Expected increase in PTI    Cost/Income-Ratio, in %  + CHF 0.4 bn (+2% p.a.)  + CHF 0.7 bn (+10% p.a.)  – CHF 0.4 bn (–3% p.a.)– CHF 0.2 bn– CHF 0.2 bn  2014 – Ambition 2018  Note: Increase in PTI considers credit provisions (CHF 0.1 B)  Illustrative  October 21, 2015

 ... expected to deliver 10% annual PTI growth until 2018  10% CAGR in PTIto ~CHF 2.3 bnCost/Income ratio improvement from ~68% to ~56%From 13% to 17%post-taxreturn on regulatory capital1  Ambition 2018    Empower to grow    Drive efficiency agenda    Focus to simplify     Invest in brand    Note: CAGRs referring to 2014-2018 period1. Post-tax return on regulatory capital calculated using income after tax in CHF, assuming tax rate of 30%, and capital allocated on the highest of 10% of end 2014 Basel 3 risk-weighted assets and 3.5% of end 2014 leverage exposure  October 21, 2015

 October 21, 2015  Credit Suisse StrategyAsia PacificHelman Sitohang

 Disclaimer (1/3)  October 21, 2015  1  The 3Q15 financial information is subject to further review We have not finalized our 3Q15 Financial Report and our independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the 3Q15 financial information contained in this presentation is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.The re-segmented financial information is preliminary and subject to further review Unless otherwise noted, this presentation contains certain historical financial information that has been re-segmented to approximate what our results under our new structure would have been, had it been in place from January 1, 2014. Such information is preliminary in nature and subject to review, evaluation and refinement, has not been audited or reviewed by our independent public accountants and can be expected to change in certain respects before any final re-segmentation is published. In addition, “Illustrative”, “Ambition” and “Goal” presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators.  All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control.  Accordingly, this information should not be relied on for any purpose.We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Cautionary statement regarding forward -looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in “Cautionary statement regarding forward-looking information" in our second quarter 2015 Financial Report filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law.

 Disclaimer (2/3)  October 21, 2015  2  Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.

 Disclaimer (3/3)  October 21, 2015  3  Selling restrictions This document is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. A decision to invest in securities of Credit Suisse Group AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG for such purpose.  This document and the information contained herein is not for publication or distribution into the United States of America and should not be distributed or otherwise transmitted into the United States or to U.S. persons (as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or publications with a general circulation in the United States. This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The securities referred to herein have not been and will not be registered under the Securities Act or the laws of any state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the securities in the United States of America.  The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

CS Asia Pacific – Key Messages

Attractive market opportunities	▪ Rapid wealth creation and growth in number of ultra-high net worth individuals (UHNWIs) ▪ Wealth creation driven by 1st generation business owners and UHNW families ▪ Ongoing development of financial markets
Client needs increasing	▪ Increasing demand for bespoke solutions to complex needs ▪ Clients' aspiration for growth entail larger and more sophisticated financing solutions ▪ Institutional investors seeking access to broader markets and differentiated offerings
CS positioned to capture market opportunity	▪ Track record of strong performance with integrated delivery ▪ Positioned for access to key markets with leading capabilities ▪ Deep relationships with top entrepreneurs in the region
CS strategy and ambition	▪ **The Trusted Entrepreneurs' Bank in Asia Pacific** ▪ **Consistent growth and plan to double pre-tax income by 2018**

CREDIT SUISSE

October 21, 2015 4

 Agenda  APAC Market Opportunity   1  Growing the Trusted Entrepreneurs’ Bank   2  Ambition and Initiatives   3  October 21, 2015  5

Opportunity Clients Strategy

Growth in APAC wealth market plays to our strengths

APAC UHNWI AuM[1] (USDtrn)


CAGR
+17%
3.1
5.8
2014
2018 Forecast

CS | Top 3 player[2] **in U/HNWI business with track record of profitable growth and attracting key talent**

1) Over USD 50m AuM for UHNWI business; includes both onshore and offshore; excludes life and pension
2) Based on CS internal data and peer annual reports 2014
Source: BCG Wealth Pools 2015

CREDIT SUISSE October 21, 2015 6

   Entrepreneurs driving APAC growth  APAC corporates with >USD 50m market cap and at least 20% ownershipSource: CS Research Institute: The Family Business Model Report 2015 (left-hand side) and CS proprietary study (right-hand side)  October 21, 2015  7    5th+  2%  1st  3rd  4th  3%  11%  2nd  27%  57%  New wealth driven by 1st generation entrepreneurs  Listed market cap with family-related ownership1)   Hong Kong  39%  China  11%  Singapore  47%  Malaysia  48%  49%  49%  52%  54%  83%  South Korea  Thailand  Philippines  Taiwan  India  Indonesia  26%  % of total market cap  Historical trust and deep relationships with top entrepreneurs    CS  Generation  Opportunity  Clients  Strategy

Opportunity Clients Strategy

Financial markets' deepening expected to underpin business growth and investor flows

Market Cap Free Float to GDP (%)


Average Select Mature Markets1)
120
110
100
90
80
70
60
50
40
30
20
10
0
Singapore
Australia
Japan
Korea
Malaysia
HK + China
India
Thailand
Philippines
Indonesia

CS | Leading Equities and Structured Financing capabilities

1) U.S., Canada, UK, Germany, and Switzerland
Source: CS Research: Market Cap as of August 2015 to nominal GDP as of December 2014

CREDIT SUISSE October 21, 2015 8

 Agenda  APAC Market Opportunity   1  Growing the Trusted Entrepreneurs’ Bank   2  Ambition and Initiatives   3  October 21, 2015  9

Opportunity | Clients | Strategy

Key client focus and CS delivery

Client segment	CS delivery
High Net Worth Individuals	▪ **Strong PB** franchise ▪ CS **longevity, brand, trust, and full product suite in APAC** (including Digital Private Banking access)
Entrepreneurs (UHNWIs / Corporates)	▪ **Trusted PB & IBD advisory franchises** with integrated delivery and multi-product solutions ▪ **The Trusted Entrepreneurs' Bank**
Institutional Investors & Banks	▪ **Leading Equities & Structured Financing capabilities** with disciplined risk taking ▪ **Differentiated structuring expertise, track-record of product innovation and disciplined risk taking**

CS | **Target broad wallet opportunity resulting from connectivity across our businesses**

CREDIT SUISSE

October 21, 2015 10

Opportunity | Clients | Strategy

Support our APAC clients' aspirations for growth


Advisory / Wealth / Sophisticated solutions
Capital markets / Institutional trading / Lending
Transaction banking / Treasury solutions
CREDIT SUISSE
Asia Pacific
Retail / Affluent
HNWI / Corporate
UHNWI / Institutional Investors

- Integrated wealth and corporate coverage
- Deep client relationships
- Focused regional footprint
- Address complex range of private wealth / corporate needs

CS | Integrated capabilities target nexus of wealth and business needs

CREDIT SUISSE
October 21, 2015
11

 Sample UHNWIs Client Group  Client Example: CS business built on extension of deep relationships via integrated delivery  12  Opportunity  Clients  Strategy  Relationship through multiple generations has supported wealth growth and stabilityAdvisory and solutions have enabled growth in multiple business interests      UHNWI Family  Wealth Advisory  Corporate Advisory  Private Banking Services  Capital Markets Solutions  Bespoke Financing  Investor Access  CS    2012  2013  2014  85  95  110    Client Revenue (USD mn)    CAGR+14%    Global Connectivity    Investment Ideas  84  93  110  2012  2013  2014  October 21, 2015

  WHAT DIFFERENTIATES CREDIT SUISSE?  13  “Swiss-ness stands for high standards, precision and discretion” – Japan  “One Bank platform differentiates CS from other banks” – China, India  “Private Bank lending and distribution helps Investment Banking deals” – Hong Kong  Our clients value CS’ platform, solutions and longevity  Opportunity  Clients  Strategy  “CS have shown that by understanding my personal needs and my business needs, they can develop solutions aligned with my long term goals ” – Singapore  “CS is my partner, as my business and wealth have grown, so they have grown with me ” – South East Asia      October 21, 2015

Opportunity | Clients | Strategy

Client Example

Alibaba Group 阿里巴巴集团

M&A	**2015** **US$500mn investment alongside other investors in** snapdeal.com CS Exclusive Financial Advisor	**2012** **~US$7.6bn transaction with** YAHOO! CS Lead Financial Advisor	**2012** **~US$2.5bn take-private of** Alibaba.com 阿里巴巴 Joint Financial Advisor
Capital Markets	**2015** **~US$1.6bn Private Placement of** 阿里巴巴影业集团 Alibaba Pictures CS Joint Placement Advisor	**2014** **US$25bn Initial Public Offering** Alibaba Group 阿里巴巴集团 CS Left Active Bookrunner	**2012** **~US$4.3bn Private Placement of** Alibaba Group 阿里巴巴集团 CS Joint Placement Agent & Financial Advisor
Syndicated Loans	**2014** **US$3bn Revolving Facility** Alibaba Group 阿里巴巴集团 CS Mandated Lead Arranger	**2013** **US$8bn Syndicated Loan Facility** Alibaba Group 阿里巴巴集团 CS Mandated Lead Arranger	**2012** **US$4bn Syndicated Loan Facility** Alibaba Group 阿里巴巴集团 CS Mandated Lead Arranger

"Credit Suisse is our trusted strategic advisor that understands our needs and business culture"

CREDIT SUISSE October 21, 2015 14

 Agenda  APAC Market Opportunity   1  Growing the Trusted Entrepreneurs’ Bank   2  Ambition and Initiatives   3  15  October 21, 2015

   Our Strategy accelerates growth in Asia Pacific region  1) RoC calculated using income after tax, assuming tax rate of 30% and capital allocated on the higher of 10% Basel III yearly average risk-weighted assets or 3.5% yearly average leverage exposure; 2) PB only, AM excluded   16  Track-record of Profitability (Pre-Tax Income)  Continued Growth in U/HNWI NNA2)  Focused strategy and increased investment targeted at key Entrepreneur & Investor clientsDifferentiated delivery with integrated coverage, solutions and financingConsistent culture of compliance and controls  1  3  2    >2x  Opportunity  Clients  Strategy  2.1  1.2  0.9  0.8  ~25  October 21, 2015  444  492  ~800  524  2013  2014  9M15  Ambition2018  RMs  CHFbn  CHFbn  ~20%+  30%  RoC1)    >1.5x  2013  2014  9M15  Ambition2018

Opportunity Clients Strategy

Grow stable revenue sources across broad portfolio

Revenue Growth 2014 to Ambition 2018


2014
Entrepreneurs and U/HNWI
Institutional Investors
Ambition 2018

- Deepen existing client relationships
- Extend CS reach to next tier of wealth and target next generation large cap clients
- Provide comprehensive support across clients' financing needs, e.g. Personal, Business, Family Office
- Drive product innovation, e.g. Digital Private Bank, Real Estate Finance, Portfolio solutions, EQ structured funds

CREDIT SUISSE October 21, 2015 17

Opportunity Clients Strategy

Grow profitability by extending successful model across APAC
(1/3)

I Deepen existing relationships


Higher cross-sell
Client Revenue / AuM
All UHNWI clients
Leading UHNWIs Sample


Improved asset production
Total AuM / RM
All PB APAC
Leading Sample

CREDIT SUISSE October 21, 2015 18

   Grow profitability by extending successful model across APAC(2/3)  19  Increase activity with next generation of clients  Sales growth# RMs  U/HNWI Lending   2018  2014    2018   2014  October 21, 2015  II  Opportunity  Clients  Strategy

Opportunity Clients Strategy

Grow profitability by extending successful model across APAC
(3/3)

III Driving integrated delivery

- **Regional empowerment**
- **Coverage driven by client**
  - Merge teams for key accounts
  - Manage-out non-target clients
- **Product investment and bundling**
  - Prioritize capabilities
  - Reduce duplication
- **Execute closer to clients**
  - Improve speed to market
  - Strong risk and controls

CREDIT SUISSE October 21, 2015 20

Opportunity Clients Strategy

Targeted growth strategies across key markets


Revenues
Ambition
Current
Greater China
SEA
Japan
Korea
Australia
India
Pre-tax Income

SEA	**Defend and grow leading franchise** ▪ Deepen penetration of bespoke solutions with existing entrepreneur clients ▪ Expand to next tier of wealth and build pipeline of next generation mid-to-large cap clients ▪ Access frontier markets opportunity (VN, TH, MY)
G. China[1)]	**Invest across Greater China markets** ▪ Focus on significant number of rising Entrepreneurs ▪ Build-out China platform and presence onshore ▪ Tap global and regional institutional investor flows
Rest of Asia[2)]	**Target market specific strategy** ▪ Accelerate U/HNWI and Entrepreneurs' growth with new hires, digital PB, integrated delivery, and financing solutions ▪ Augment flow trading capabilities (AUS, KO, IN) ▪ Grow structured solutions and Equities access products (JP, KO, IN)

1) Greater China includes Hong Kong, China, and Taiwan
2) Rest of Asia includes Japan, Australia, Korea, India

CREDIT SUISSE October 21, 2015 21

 22  Ambition to double pre-tax income by 2018    Opportunity  Clients  Strategy  Strong structural macro trends in APAC support growth and value creation for CS  Market Oppor- tunity  Client-centric model with proven track record that accelerates growth from a position of strength  Strategy  Integrated coverage and solutions a differentiator to helping clients achieve their goals  Clients  October 21, 2015  CS Asia Pacific - The Trusted Entrepreneurs' Bank

 October 21, 2015  Credit Suisse Strategy International Wealth ManagementIqbal Khan

 Disclaimer  October 21, 2015  2  The 3Q15 financial information is subject to further review We have not finalized our 3Q15 Financial Report and our independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the 3Q15 financial information contained in this presentation is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.The re-segmented financial information is preliminary and subject to further review Unless otherwise noted, this presentation contains certain historical financial information that has been re-segmented to approximate what our results under our new structure would have been, had it been in place from January 1, 2014. Such information is preliminary in nature and subject to review, evaluation and refinement, has not been audited or reviewed by our independent public accountants and can be expected to change in certain respects before any final re-segmentation is published. In addition, “Illustrative”, “Ambition” and “Goal” presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators.  All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control.  Accordingly, this information should not be relied on for any purpose. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.  Cautionary statement regarding forward -looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in “Cautionary statement regarding forward-looking information" in our second quarter 2015 Financial Report filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.  Selling restrictions This document is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. A decision to invest in securities of Credit Suisse Group AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG for such purpose.  This document and the information contained herein is not for publication or distribution into the United States of America and should not be distributed or otherwise transmitted into the United States or to U.S. persons (as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or publications with a general circulation in the United States. This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The securities referred to herein have not been and will not be registered under the Securities Act or the laws of any state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the securities in the United States of America.  The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

 Agenda  October 21, 2015  3  International Wealth Management  Shifting gears: Strategic priorities for superior growth  1  2  Conclusion  3

International Wealth Management Division

Financials[1]

2014, CHF


Net revenues
63%
4.8 bn
37%


Pre-tax income
62%
1.3 bn
38%

RoRC **27%**

2014, CHF


AuM
Private Banking **320bn**
Asset management **390bn**[2]

UHNWI AuM share in Private Banking **57%**

Private Banking
Asset Management

Global relevance

Global share of …

… Population[3]	41%
… Wealth[4]	42%
… GDP[3]	42%


International
12trn
42%
28
trn
21%
APAC
34%
North
America
CH
3%

Clients

- UHNWI and premium HNWI clients
- Entrepreneurs
- Entry level HNWI clients
- Family offices
- External Asset Managers
- Institutional clients

1 All metrics on the slide based on new organizational structure 2 AuM data rounded to nearest 10bn and including double-count for assets managed across businesses, predominantly global Wealth Management clients (IWM, Swiss UB and Asia Pacific) 3 Economist Intelligence Unit 4 McKinsey Wealth Pools; Note: AuM = Assets under Management; RoRC = Return on Regulatory Capital, calculated as worst of return on 10% of RWA and return on 3.5% of spot Swiss leverage exposure, assuming tax rate of 30% for all periods; 'UHNWI' = CHF >50mn AuM or total wealth >250mn; Premium HNWI = CHF >5mn AuM; Entry HNWI = CHF >1m AuM

CREDIT SUISSE
October 21, 2015
4

 A leading international franchise of CHF 320bn AuM with attractive growth outlook in Private Banking  1 Credit Suisse and McKinsey Wealth Pools 2015 2 Ranking as per Euromoney Magazine Survey 2015 for 'Best Private Banking Services Overall' 3 All metrics on the slide based on new organizational structure 4 Central and Eastern Europe 5 Excluding Switzerland; Note: AuM data rounded to nearest 10bn; Revenues data rounded to nearest 10mn; all metrics on the slide based on new organizational structure  5  Latin America  Middle East  Russia and CEE4  Western Europe5  Emerging Markets  Mature Markets  Western Europe regularization impact coming to an end after 2012 peak  Regularization  Credit Suisse3 2014, CHF  Net revenues  Assets under management          690mn  560mn  520mn  1,180mn  80bn  70bn  40bn  130bn  Share of UHNWI clients  66%  41%      MarketCAGR, 2015 though 2018  Estimated growth rate1  7%  10%  10%  4%          Credit Suisse ranking2  #2  #1  #1  #3          5  October 21, 2015

Outflows due to regularization in Western Europe close to finalization

Regularization outflows in IWM[1], CHF bn



7.0
13.0
10.5
8.7
4.3
2011
2012
2013
2014
9M15

- Western European **regularization impact peaked in 2012**
- Residual Western Europe cross-border outflows primarily relate to **tax program in progress in Italy**
- Asset regularization and client mix shift **adversely impacted recurring margin**

1 Includes Non-Strategic unit. Outflows in 2011, 2012 and 2013 represent Western European cross-border outflows and outflows in 2014 and 9M15 represent outflows related to regularization across all regions; Note: IWM = International Wealth Management

CREDIT SUISSE October 21, 2015 6

A leading Swiss and alternative franchises in Asset Management

Key Metrics CHF, 2014	Traditional Investments	Alternative Investments
Assets under Management	**260bn**	**130bn**
Credit Suisse's WMC[1,2]	37%	21%
Net Revenues	**500mn**	**1,300mn**
Market position	Top 2 traditional Asset Manager in Switzerland[3] Largest Institutional Fund Manger in Switzerland[4]	Top 5 alternative investments manager globally[3] Leading positions in some of the largest alternative asset classes[5]
Hubs	Zurich, New York and Singapore	

1 Distribution view 2 Wealth Management Clients 3 Towers Watson Survey 2014 4 Morningstar Swiss Fund Data 2014 5 See next page for references ; Note: AuM data rounded to nearest 10bn and including double-count for assets managed across businesses, predominantly global Wealth Management clients (IWM, Swiss UB and Asia Pacific); Revenues data rounded to nearest 10mn

CREDIT SUISSE October 21, 2015 7

   October 21, 2015  8  ProprietaryInsurance Linked Strategies Top 26 Hedge FoFSecuritized Products  CreditLeader3   Other  Hedge Funds  CommoditiesTop 54   130bn  Product split, % of 2014 AuM  Equities  Multi-asset class solutions  ICBC Joint Venture   Index Solutions  Premium mandatesPrivate mandatesInstitutional accessMulti-asset class solution funds   260bn  FixedIncome  Traditional InvestmentsTailored investment solutions for our clients    Alternative InvestmentsCompetitive offerings across liquid and illiquid strategies    Real EstateTop 35   3rd PartyYork CapitalVerdeQatar JV  Product split, % of 2014 AuM  Asset Manager with broad range of capabilities  1 Towers Watson Survey 2014; 2 Morningstar Swiss Fund Data 2014; 3 Leading non-investment grade credit franchise (eVestment data as of 6/30/2015 for CIG - Senior Floating Bank Loans); 4 Top 5 commodities asset manager (Towers Watson Survey 2014); 5 Top 3 European property fund manager (INREV/ANREV Fund Manager Survey 2014); 6 Top 2 insurance-linked asset manager globally (Trading Risk Top ILS Fund Managers 2015); Note: AuM data rounded to nearest 10bn and including double-count for assets managed across businesses, predominantly global Wealth Management clients (IWM, Swiss UB and Asia Pacific)  Top 2 traditional Asset Manager in Switzerland1Largest institutional Fund Manager2

 Agenda  October 21, 2015  9  International Wealth Management  Shifting gears: Strategic priorities for superior growth  1  2  Conclusion  3

Shifting gears: Strategic priorities for superior growth

	Goals	Actions
Client value	▪ Consistently deliver **client value** ▪ Further add **value** to **clients' portfolios** ▪ Address sophisticated client **financing needs**	▪ **Integrate coverage** (PB, IBD and AM) ▪ Leverage our **investment engine** and build out **Asset Management capabilities** ▪ Expand multi-collateral **lending**
Client proximity	▪ Capture **market share** and wealth creation ▪ Enhance **proximity** ▪ Digitize **experience** for **lower wealth band** clients	▪ Grow **sales force** ▪ Expand '**Hub and Spokes**' selectively ▪ **Introduce** new service model
Client time	▪ Bring **decision-making** closer to point of advice ▪ Increase **client face time**	▪ **Simplify** and **de-layer** organization ▪ **Invest** in **technology** and automation

Note: PB, IBD and AM refer to general banking functions, defined as private banking, investment banking department and asset management

CREDIT SUISSE October 21, 2015 10

Capture revenue potential through integrated client coverage

Incremental revenue opportunity



Deal referrals[1]
x3
Revenue potential of CHF 200-300mn p.a.
Asia-Pacific Benchmark
Current Average
Upside potential

Integrated client coverage goals

- Build-out dedicated, fully accountable **managerial platform** for UHNWI clients
- Focus on **client lifecycle** and long-term relationship
- Replicate successful **APAC coverage** model and ensure **global connectivity** for international UHNWI clients
- Originate deals through **IWM-led coverage** (pilot in Israel)
- Widen access and increase penetration of **key services**
- Integrate teams of RMs and specialists to **institutionalize the investment value chain**

1 By share of collaboration revenues; Note: Numbers reflect ambition

CREDIT SUISSE
October 21, 2015
11

Examples of integrated coverage delivering superior client value

Pooling sell- and buy-side

GBP 90mn

Need	Auction of investment property in London
Seller	Real Estate Fund
Buyer	UHNWI

Collaboration benefits

- **Maximization of price**
- Access to **tailored investment opportunity**
- Attractive **refinance** structuring

Supporting a divestiture

USD >100mn

Need	Sale of steel and yacht company
Seller	International tycoon
Buyer	Omani and Russian UHNWIs

Collaboration benefits

- **Sourcing of potential buyers** through network in midst of market crisis
- **Fast execution**
- Proceeds from deals **re-invested** in tailor-made **investment opportunities**

Credit Suisse October 21, 2015 12

Add value to clients' portfolios by leveraging our investment engine...

Understand client

Investment Advisory

- Risk profile


Return
Risk

- Advisory process


Client specific advice

- Wealth planning



Understand market

Investment Strategy and Research

- Global macroeconomic view
- Regional market expertise
- Strategic Asset Allocation



Deploy solutions

Investment Products

Discretionary Mandates
(e.g. Institutional Access, Premium Mandates)

Credit Suisse Invest
(Advisory mandates)

Proprietary Funds

Direct Investments

Investment solutions tailored to client needs in key markets

Note: simplified view

CREDIT SUISSE October 21, 2015 13

...and further build out Asset Management capabilities

Strategic pillars	
Products	■ Capture upside in **product suite expansion** ■ Focus on delivering **global institutional-quality solutions** with **strong investment performance**
Clients	■ Serve **Credit Suisse's clients** as well as **third-party distributors** ■ Further **align offering and service** to client needs
Markets	■ Leverage **global reach** (directly, through IWM, third-party, Joint Venture) ■ Continue **international build-out** with focus on emerging markets
People	■ **Attract top talent** as boutique platform ■ Encourage **entrepreneurship and internal mobility**

Note: IWM = International Wealth Management

CREDIT SUISSE October 21, 2015 14

Capture upside by expanding product suite

Product Suite Expansion goals

Mandates	▪ Capitalize on **Credit Suisse Invest** success to **launch similar solutions** tailored to regions ▪ Rollout **dedicated advisory** offering for **UHNWI** (e.g. Signature Managed Accounts)
Traditional	▪ Grow **active Equities** driven by HOLT, active Fixed Income driven by unconstrained and absolute return ▪ Offer products **tailored** to **individual client needs** (e.g. thematic investments, protection features)
Alternatives	▪ Expand **hedge funds range** (e.g. Systematic Market Making Group) ▪ Widen **Private Equity** offering with funds in **Fintech** (e.g. NEXT) ▪ Offer **liquid alternative products** and **managed futures** (e.g. CS Eagle)
B2B	▪ Expand **multi-service connectivity platform** to 3rd party banks, Family Offices, Private Label Funds and Asset Managers ▪ Provide **expertise and scale** for processing, product solutions, custody services and direct market access (e.g. pre-trade and limit checks)

Mandate penetration opportunity


x1.5
Penetration Ambition
Current Average
Upside potential

Note: Mandate penetration = AuM related to mandates / total AuM; numbers reflect ambition

CREDIT SUISSE
October 21, 2015
15

Address sophisticated financing needs building on good track record

Good track record in delivering against lending opportunity

- **Sophisticated needs** in **UHNWI/Entrepreneur** segment
- Deepens **client relationship** and attracts **new assets**
- Captured **UHNWI** loan volume **growth**: **+26%** since 2013[1]
- **Proven expertise** in loan **structuring** and **risk management**

Invest additional resources and broaden capabilities

- Allocate **additional CHF 6bn RWA** to lending by end of 2018
- Broaden **range of collateral**, e.g. local collateral, illiquid assets
- **Manage** and **optimize multi-collateral loans** portfolio
- Build on specialty finance, e.g. **Ship and Aviation** finance for UHNWI clients

Lending volume and penetration



CHF bn
+44%
39
56
2014
2018 Ambition
Lending penetration[2]
12%
+3pp
15%

1 For IWM business as of 2015, based on new organizational structure 2 Credit Volume / AuM; Note: Numbers reflect ambition

CREDIT SUISSE
October 21, 2015
16

Sample structured lending and specialty finance transactions

Structured lending


Lending...
...against local collateral

Client High profile European UHNWI family

Need **Single-stock lending**, booked onshore

- Solution to **book share-backed loans** for client on the **local branch platform**
- **EUR 300mn** 3yr loan facility **against local stock**
- Benefit: attracted **substantial assets**

Specialty financing



USD 30 mn

Client Emerging market UHNWI family

Need Two private aircrafts financing

- **Soft covenant** provided (USD 6mn AuM)
- Deepened relationship: **USD 200mn NNA** after financing



USD 30 mn

Client Emerging market UHNWI client

Need First private ship financing

- **Low AuM** and **no ship finance** relationship before
- Post transaction, client brought **USD 130mn NNA**
- Additional **USD 90mn** ship financing in pipeline

CREDIT SUISSE October 21, 2015 17

Capture market share and wealth creation by growing sales force

Increase RM headcount by ~25%

Relationship Manager (#)



+300 RMs
1'400[1]
~1'100[1]
~1'400
2011
2014
2018 Ambition
Emerging Markets
Mature Markets

Illustrative impact of new hires, CHF

Cumulative net new assets over 3 years[2]	~30bn
Revenues in 2018[3]	~230mn

- **Reduction** until 2014 due to **franchise repositioning** (small markets exit, sale of Germany onshore and affluent network in Italy)
- Going forward, shifted focus on **growth** and RMs **hiring** in both **UHNWI** and **Premium HNWI segment**
- **Majority of hires** (>200 RMs) planned in **Emerging Markets**
- Achieve **increase** through
  - Build-out of **existing successful strategic hiring** teams
  - Continuation of '**Grow your own**'
  - Extension to **additional pools**, e.g. professional services firms
  - Retention measure to **lower attrition** rate

1 2011 and 2014 figures pro-forma restated for comparability purpose; headcount reduction between 2011-2014 includes impact of assets regularization and excludes divestitures 2 From targeted hires until 2018, assuming linear RM hiring 3 Total revenues in 2018 of new hires, assuming linear RM hiring and an average gross margin of ~80 bps; Note: RM = Relationship Manager; numbers reflect ambition

CREDIT SUISSE
October 21, 2015
18

Focus on key markets with strong growth and high ability to win

Key markets		Wealth Pools[1] Size'15 (bn)	Expected CAGR'15-'18	%UHNWI '15	Market attractiveness and ability to win
Middle East	Saudi Arabia Qatar UAE	710 270 300	11% 12% 8%	30-35%	Leverage **number one position** in the market[3] **Tap new opportunities**, e.g. onshore Saudi Arabia
Latin America	Brazil Mexico	560 510	6% 7%	25-30%	**Attractive growth outlook** despite economic challenges **Leading position** in Brazil onshore
Russia & CEE[2]	Russia	480	10%	40-45%	Leverage **number one position** in the market[3] Opportunity to capture potential of **wealth globalization**
Western Europe	Germany United Kingdom Spain and Italy	1,190 1,280 1,200	2% 4% 2%	20-35%	Markets represent 60% of **regional wealth pool** **Solid footprint** in UHNWI and Premium HNWI
Sub-Saharan Africa	South Africa Nigeria	300	14%	40-50%	S. Africa and Nigeria represent **~75% of regional wealth** Significant **potential** in core **UHNWI segment**

1 McKinsey Wealth Pools (BCG Global Wealth Report for Sub-Saharan Africa), rounded figures 2 Central and Eastern Europe 3 Euromoney Magazine Survey 2015

CREDIT SUISSE

October 21, 2015 19

Leverage 'Hub and Spokes' to enhance client proximity

Western Europe

Three hubs



Netherlands
Sweden
UK
Germany
Lux.
CH
France
Italy
Portugal
Greece
Spain

Set up new advisory offices, e.g.

- Netherlands
- Sweden

Latin America

Three hubs



Bahamas, US and CH as main hubs for Latin America
US
Bahamas
Mexico
CH
Panama
Colombia
Venezuela
Peru
Brazil
Chile
Uruguay

Expand in growth markets, e.g.

- Brazil, with additional onshore locations
- Reposition US Latam booking center

Middle East, Africa, Russia and CEE[1]

Three hubs



UK
CH
UK, CH and SG as main hubs
Turkey
Israel
Bahrain
Egypt
Qatar
Saudi Arabia
Dubai
Abu Dhabi
Singapore
South Africa

Expand footprint and explore new areas

- Saudi Arabia, with onshore expansion
- Sub-Saharan Africa

Technology investments geared to hubs; unprofitable booking centers to be transitioned

■ Hubs ● Spokes

1 Central and Eastern Europe

CREDIT SUISSE
October 21, 2015 20

Digitize service model for lower wealth band clients



2.43
19,323.70
CHF 2,151,120

Selected illustrations of digital offering

- New offering focused on **clients with <5m AuM**, providing full transaction and self-service capabilities
- **Attractive client proposition**, combining highly **convenient** delivery with distinctive **international investment** offer
- **Multi-channel service** (RM and digital) focusing on **investment advice**
- **Digitally enabled RM-client interactions** (e.g. video chats) and Swiss-based **advisory center** to provide specialist advice
- **Enhanced productivity and efficiency**, through combination of client activation and cost savings from automation

Note: RM = Relationship Manager

CREDIT SUISSE October 21, 2015 21

 October 21, 2015  22  Simplify and de-layer the organization to enable faster decision-making and shorter time to market  To      Executive Board  Clients                  Executive Board  Clients        Multi-layer organization with regional duplications  Integrate regional and business management structures  Distance from the client with multiple approval/review steps in business processes  Allow faster decision-making and shorter time-to-market for clients  Front-line with limited accountability over indirect cost base  Increase front accountability over indirect cost base  From  Planned CHF ~200mn gross cost savings by end 2018 to contribute to overall growth investments of CHF ~0.6bn  Note: Numbers reflect ambition

Increase client face time by investing in technology and automation

Free-up RM time to spend with clients


40%
60%
70%
30%
Average RM time allocation (indicative)
Ambition
Client time
Other tasks

Note: Numbers reflect ambition; RM = Relationship Manager

Digital solutions to enhance RM productivity



RM Workplace and Ecosystem

- '**Single place**' with required tools, e.g. Planning Center, Workflow dashboard
- **Reduced administrative burden** in day-to-day work and discussions with client



Enhanced client book analytics

- Easy-to-use tools to run **client book analysis** to drive sales excellence
- **Holistic view** on overall relationship

CREDIT SUISSE

October 21, 2015 23

 Agenda  October 21, 2015  24  International Wealth Management  Shifting gears: Strategic priorities for superior growth  1  2  Conclusion  3

International Wealth Management – Key messages

A leading Private Bank with strong growth outlook		■ Covers Emerging Markets (Latin America, Middle East, Russia and Central & Eastern Europe) as well as Western Europe[1] ■ Balanced portfolio with attractive growth outlook and strong market positions across all regions ■ In 2014, managed CHF 320bn AuM, delivering CHF 3.0bn of revenues
Attractive Asset Manager with broad product capabilities		■ Top 5 Alternatives manager globally and Top 2 Traditional asset manager in Switzerland[2] ■ Broad range of product capabilities providing tailored solutions to our own clients and third parties ■ In 2014, managed CHF 390bn AuM, delivering CHF 1.8bn of revenues
Three strategic priorities	Deliver client value	■ Integrate coverage of private banking, investment banking and asset management to deliver client value ■ Leverage our investment engine to further add value to clients' portfolios ■ Expand multi-collateral lending to address sophisticated client financing needs
	Enhance client proximity	■ Grow sales force to capture market share and wealth creation ■ Expand 'Hub and Spokes model' to enhance footprint ■ Introduce a new service model to digitize the experience for lower wealth band clients
	Increase client time	■ Simplify and de-layer organization to bring decision-making closer to point of advice ■ Invest in technology and automation to increase client face time
Ambition		■ Aim to grow our revenues by 30%, increase PTI by >50% and raise return on regulatory capital from 27% to > 30% by end of 2018

1 Excluding Switzerland 2 Towers Watson Survey 2014; Note: All metrics on the slide based on new organizational structure; return on regulatory capital is calculated as worst of return on 10% of RWA and return on 3.5% of spot Swiss leverage exposure, assuming tax rate of 30% for all periods

CREDIT SUISSE October 21, 2015 25

International Wealth Management is shifting gears for growth

Deliver client value

Enhance client proximity

Increase client time

Ambition by end of 2018


CHF bn
Increase pre-tax income
1.3
>50%
2.1
Grow revenues
4.8
+30%
6.1
Raise RoRC
27%
+6 p.p.
33%
2014
2018 Ambition

Note: Numbers reflect ambition; indicative growth rates; RoRC = Return on Regulatory Capital, calculated as worst of return on 10% of RWA and return on 3.5% of spot Swiss leverage exposure, assuming tax rate of 30% for all periods; All metrics on the slide based on new organizational structure

CREDIT SUISSE
October 21, 2015 26

 October 21, 2015  Credit Suisse StrategyGlobal MarketsTim O’Hara

 Disclaimer  October 21, 2015  2  The 3Q15 financial information is subject to further review We have not finalized our 3Q15 Financial Report and our independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the 3Q15 financial information contained in this presentation is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.The re-segmented financial information is preliminary and subject to further review Unless otherwise noted, this presentation contains certain historical financial information that has been re-segmented to approximate what our results under our new structure would have been, had it been in place from January 1, 2014. Such information is preliminary in nature and subject to review, evaluation and refinement, has not been audited or reviewed by our independent public accountants and can be expected to change in certain respects before any final re-segmentation is published. In addition, “Illustrative”, “Ambition” and “Goal” presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators.  All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control.  Accordingly, this information should not be relied on for any purpose. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.  Cautionary statement regarding forward -looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in “Cautionary statement regarding forward-looking information" in our second quarter 2015 Financial Report filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.  Selling restrictions This document is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. A decision to invest in securities of Credit Suisse Group AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG for such purpose.  This document and the information contained herein is not for publication or distribution into the United States of America and should not be distributed or otherwise transmitted into the United States or to U.S. persons (as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or publications with a general circulation in the United States. This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The securities referred to herein have not been and will not be registered under the Securities Act or the laws of any state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the securities in the United States of America.  The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

 3  Connection with the WM business  1  Invest where direct support to Wealth ManagementProtect business with indirect connectivity  Targeted and rational approachApply three criteria to determine businesses to be right-sized  Profitability  3  Capital usage  2  Keep any business that delivers returns in excess of cost of capital  Focusing on real binding constraint – ‘worst of RWA or Leverage’ Improve capital productivity  Right-sizing approach  Right-sizing the Current Investment Banking Division: Our approach  IWM = International Wealth Management  October 21, 2015

Global Markets: Where We are Today

Risk weighted assets, in CHFbn



284
285
40%
40%
115
114
2014
(pre-SRU)1
3Q15
(pre-SRU)1
Global Markets
Group

Leverage Exposure, in CHFbn



1,198
1,045
48%
43%
577
453
2014
(pre-SRU)1,2
3Q15
(pre-SRU)1
Global Markets
Group

Despite significant reductions, still big relative to Group…
Exposing Group to greater volatility of earnings and underserving areas of growth

Note: This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015.

1 Figures do not reflect the incremental transfer of any businesses or positions to the Strategic Resolution Unit; 2 Reflects Swiss Leverage Exposure
Note: Global Markets consists of the following product areas: Cash Equities, Equity Derivatives, Prime Services, Securitized Products, Credit Products, Emerging Market Products, and Macro Products. All Global Markets figures exclude the portion included in the Asia Pacific division or Swiss Universal Bank.

CREDIT SUISSE October 21, 2015 4

Global Markets: Connectivity with the Group

Product	Connectivity to IWM	Strategic focus
Cash Equities	High	▪ Access to markets and geographies, new issue product
Equity Derivatives	High	▪ Share backed lending, structured notes, retail products
Prime Services	Medium	▪ Prime Services for UHNWI, Futures, Clearing Services
Securitized Products	Low	▪ Leading, highly profitable franchise
Credit Products	Medium	▪ Investment grade, high yield & leveraged loan new issue product
Emerging Markets	High	▪ Structured financing
Macro Products	Medium	▪ Foreign exchange

Global Markets is an important differentiator to IWM clients

– Execution and clearing services for flow products
– Structured solutions and share backed lending
– Access to markets and geographies

UHNWI = Ultra High Net Worth Individuals

CREDIT SUISSE
October 21, 2015
5

Global Markets: Competitive Standing & Ambition

Product	Competitive standing	Competitive ambition	Approach	Strategic focus	Key clients
Cash Equities	#3	Top 3	Invest	Electronic trading and content delivery	Inst Investors, Corporates
Equity Derivatives	#2	Top 3	Invest	Partnership with IWM, virtual asset management products	Corporates, Inst Investors, UHNWI
Prime Services	#3	Top 3	Optimize	Access products and attachment point for key clients	Inst Investors
Securitized Products	#2	Top 3	Optimize	Leading position with focus on synergies with IWM	Inst Investors, Corporates
Credit Products	Top 5	Top 3	Optimize	Traditional strength in leveraged finance and alignment with IBD	Inst Investors, Corporates, Sponsors
Emerging Markets	#5	Top 3	Optimize	Traditional strength in emerging and frontier markets and alignment with IBD	Inst Investors, Corporates, SWFs, UHNWI
Macro Products	>10	Niche	Scale back	Capital light and electronic, risk facilitation capabilities	Corporates, Inst Investors, SWFs

Note: SWFs stands for Sovereign Wealth Funds. Competitive standing data is sourced as follows: Oliver Wyman 2014: Equity Derivatives and Prime Services. Coalition 1H2015 Global Revenue: Cash Equities, Securitized Products, Credit Products, Emerging Markets and Macro Products.

CREDIT SUISSE
October 21, 2015 6

   7  Global Markets  Cash Equities  Equity Derivatives  Prime Services  Securitized Products  Credit Products  Emerging Markets  Macro Products  Resource Management (balance sheet, RWA, collateral, liquidity)  Platform  Content (Research, HOLT)  Culture    Creating a Profitable, Efficient, and Integrated Markets Business  Clients  October 21, 2015

Optimizing Resources in Macro and Prime

Market structure and regulatory changes require us to run the businesses differently

	Macro	Prime
Strategy	***Niche player with focus on Americas***	***Serve as attachment point for broader Global Markets franchise with goal of being top 3 with key clients***
Actions	▪ Scale back product offering and simplify operating platform ▪ Large scale reduction in Europe ▪ Focus resources (RWA and leverage) on Americas platform ▪ Maintain risk facilitation capabilities aligned to internal/key client requirements	▪ Maintain leading product capability while optimizing the balance sheet and focusing on key clients ▪ Continue to re-price leverage ▪ Further enhance returns by investing technology to streamline platform

CREDIT SUISSE
October 21, 2015 8

 9  Prime’s Client Base a Key Driver for Revenue Growth  10.7% CAGR  Source: McKinsey Global Asset Management Growth Cube  Alternative Investments Global Assets Under Management, in USDtr  October 21, 2015

Global Markets Outlook - Equities

EQ Markets' 1yr Price Performance Post-Quantitative Easing Announcements



170
160
150
140
130
120
110
100
90
80
70
UK QE 1 (3/09)[1]
USQE 1 (11/08)[1]
USQE 3 (9/12)[1]
JPN QQE (4/13)[1]
US QE 2 (11/10)[1]
EMU-ECB QE (3/15)
Absolute equity performance, commencement of QE = 100
QE Announcement
+12 months

Source: Thompson Reuters, Credit Suisse Research

Emerging vs. Developed Markets Equity Market Capitalization to GDP Ratio (%)



160%
140%
120%
100%
80%
60%
40%
20%
0%
Developed Markets
Emerging Markets
CS Forecasts
Jan 95
Jan 99
Jan 03
Jan 07
Jan 11
Jan 15

Source: IMF, Credit Suisse Research

1 Dates represent month and year of QE announcement

CREDIT SUISSE October 21, 2015 10

 Global Markets Outlook - Credit  11  US Default Rates  US High Yield Corporate Bond Issuance  US high-yield spreads (lhs)  US 12m trailing speculative default rates, 6m lag (rhs)    Moody's mid-2016 default rate forecast  Source: Thomson Reuters, Moody's  Source: SIFMA  Long-term High Yield Spreads  US high-yield spreads, bps  US high-yield spread, ex energy & utilities, %  Average high-yield spread  Average default rate and high-yield spread  Source: Thomson Reuters  USD bn  %  %  %  %  %  %  %  %  %  October 21, 2015

 850  750  650  550  450  350  250  150  Credit Complex Performance Over-the-Cycle  12  Source: S&P Capital IQ Leveraged Commentary & Data, Thompson Reuters  Leveraged Finance Primary Issuance vs. Default Rates & High Yield Spreads  Credit and Securitized Products Revenue Volatility1      45  27  93  10  12  3  16  1 Volatility measured as monthly standard deviation.  # of trading day losses  USDbn  bps    Leveraged Finance Primary Issuance ($bn, rhs)  High Yield Spreads (bps, lhs)  Default Rates (bps, lhs)  Standard Deviation  October 21, 2015

Global Markets: Our Return Profile Ambition

Risk weighted assets, in CHFbn



285
290
315
40%
29%
25%
114
83
80
3Q15
(Pre SRU)[1]
2015 YE
Target[2]
Global Markets
Group

Leverage Exposure, in CHFbn



1,045
~1,000
~1,000
43%
35%
35%
453
345
345
3Q15
(Pre SRU)[1]
2016 YE[2]
Target[2]
Global Markets
Group

Group Targets for Global Markets	RWA: **~USD $83-85bn** by end 2015; held flat thereafter until end 2018 **Leverage Exposure: ~USD 380bn** by end 2015; **USD 370bn** in 2016 - 2018

Note: This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015.

1 Q3 2015 figures do not reflect the incremental transfer of any businesses or positions to the Strategic Resolution Unit; 2 CHF equivalent of Group targets, assumes a rate of 0.93455 Note: Global Markets consists of the following product areas: Cash Equities, Equity Derivatives, Prime Services, Securitized Products, Credit Products, Emerging Market Products, and Macro Products. All Global Markets figures exclude the portion included in the Asia Pacific division or Swiss Universal Bank.

CREDIT SUISSE October 21, 2015 13

 14    Our Ultimate Goal…         CLIENTSBe the preeminent client-focused Global Markets Franchise  SHAREHOLDERSBe the most profitable Global Markets franchise in the client business   EMPLOYEESBe the Global Market Franchise where the best talent wants to be  Drive superior returns and attain leading share with key clients  Provide Market-leading Research, Distribution, Execution and Prime capabilities  Attract and Retain the Best and Brightest Professionals  Generate Resilient Pre Tax Income through all cycles  Meet the Highest Legal, Ethical, Operational & Reputational Standards of Conduct  October 21, 2015

 October 21, 2015  Credit Suisse StrategyInvestment Banking & Capital MarketsJames L. Amine

 Disclaimer  October 21, 2015  2  The 3Q15 financial information is subject to further review We have not finalized our 3Q15 Financial Report and our independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the 3Q15 financial information contained in this presentation is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.The re-segmented financial information is preliminary and subject to further review Unless otherwise noted, this presentation contains certain historical financial information that has been re-segmented to approximate what our results under our new structure would have been, had it been in place from January 1, 2014. Such information is preliminary in nature and subject to review, evaluation and refinement, has not been audited or reviewed by our independent public accountants and can be expected to change in certain respects before any final re-segmentation is published. In addition, “Illustrative”, “Ambition” and “Goal” presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators.  All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control.  Accordingly, this information should not be relied on for any purpose. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.  Cautionary statement regarding forward -looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 and in “Cautionary statement regarding forward-looking information" in our second quarter 2015 Financial Report filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.  Selling restrictions This document is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction. A decision to invest in securities of Credit Suisse Group AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG for such purpose.  This document and the information contained herein is not for publication or distribution into the United States of America and should not be distributed or otherwise transmitted into the United States or to U.S. persons (as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or publications with a general circulation in the United States. This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The securities referred to herein have not been and will not be registered under the Securities Act or the laws of any state and may not be offered or sold in the United States of America absent registration or an exemption from registration under Securities Act. There will be no public offering of the securities in the United States of America.  The information contained herein does not constitute an offer of securities to the public in the United Kingdom. No prospectus offering securities to the public will be published in the United Kingdom. This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Investment Banking & Capital Markets – Key messages

Profitable Model with Attractive Returns

- Business model has been optimized around profitability and returns
- Instilling a disciplined capital approach has enhanced sustainability
- The business is profitable with attractive returns
- IBCM has significant connectivity with the UHNWI segment

Positive Market Outlook

- M&A has been very active with near record announcement levels; cycle is expected to continue
- Strong multiplier effect from M&A will drive more debt financing even if interest rates rise
- ECM backlog continues to grow and stabilization in the equity markets expected to increase issuance
- Regulatory headwinds remain low for advisory and capital markets businesses

Ambition to Drive USD 750 mn of Growth

- Strategy is tailored across each client segment: corporates (IG and Non-IG), Sponsors and UHNWI
- Selective investment in Managing Directors and capital where CS is well-positioned will expand our coverage footprint
- Product mix shift to M&A and ECM will mirror expected Street activity and re-balance our portfolio
- Investment plan is designed to continue delivering returns in excess of our cost of capital

Note: IBCM = Investment Banking & Capital Markets (advisory, debt and equity underwriting); UHNWI = Ultra High Net Worth Individuals; IG = Investment Grade; and Non-IG = Non-Investment Grade for this slide and the rest of the presentation. IG clients identified based on the S&P rating per Dealogic or internal CS rating.

CREDIT SUISSE October 21, 2015 3

 Agenda  October 21, 2015  4  IBCM markets and positioning  Investing in IBCM  1  2  Our financial ambition and conclusion  3

IBCM has built a business model that delivers sustainable profitable growth

IBCM snapshot (Americas and EMEA), in USD millions



IBCM Gross Rev.
IBCM Net Rev.
3'816
2'181
3'698
2'205
3'952
2'261

	2012	**2013**	**2014** (New Structure)
PTI	445	713	618
RoC (RWA)	22%	26%	27%
RoC (Leverage)	NA	33%	30%
Share of Wallet	5.7%	5.6%	5.3%

Source: Dealogic and CS internal reporting, where all numbers are shown pre- (Gross Revenues) and post- (Net Revenues and RoC) adjustments made for JV agreement with Securities for Americas and EMEA.
Note: All data above excludes Switzerland. 2014 excludes Corporate Center charges.
This slide presents financial information based on results under our current structure prior to our re-segmentation announcement on October 21, 2015.
RoC (return on regulatory capital) calculated using income after tax, assuming tax rate of 30%, and capital allocated using worst of 10% of year-end Basel 3 risk-weighted assets or 3.5% of year-end leverage exposure, respectively. 2013 and 2014 calculated based on Swiss Leverage.
Share of wallet = CS Dealogic fees / Street Dealogic fees for this slide and the rest of the presentation. Street fees and share of wallet based on IBCM addressable market in Americas and EMEA (ex. Swiss) only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and govt. debt).

CREDIT SUISSE
October 21, 2015 5

   October 21, 2015  6  Global RoE vs. peers  IBCM Global Capital Efficiency  IBCM has industry-leading capital efficiency and returns…  Source: BCG.Note: Capital efficiency calculation assumes loan commitments are 3 years; revenue is calculated as an average of fees for last 3 years (2012–2014). RoE calculation based on “standard approach.”   2014 Loan Book (USD bn)  75  120  125  65  230  165  270  220  280  2014 RoE  2014 Overall share of wallet      IBCM revenue/loan book - %

   …but revenue growth has lagged the market resulting in loss of share of wallet  October 21, 2015  7  2012–2014 Global IBCM Fee CAGR  Source: BCG. Note: Excludes asset-backed, mortgage-backed and undisclosed revenue for all peers.  2014 fees (USD mn)  4,808   4,080   5,575   3,794   3,496   3,140   4,547   3,567   2,075   4,670   2014 Share of Wallet  7.4%  6.3%  8.6%  5.9%  5.4%  4.8%  7.0%  5.5%  3.2%  7.2%  Street CAGR: 9%

IBCM benefits from a favorable market outlook and limited regulatory headwinds

	Market outlook	Regulatory impact
Products		
M&A	↑ (green)	● (green)
ECM	↑ (green)	● (green)
Leveraged Finance	→ (yellow) *	● (yellow)
Investment Grade	→ (yellow) *	● (yellow)
Regions		
Americas	↑ (green)	
EMEA	→ (yellow)	

* M&A related financing expected to increase in Lev Fin and Investment Grade markets

Favorable market conditions

- Significant M&A activity expected to continue
- Higher ECM backlog expected to support increased issuance
- LBO activity expected to accelerate
- Investment grade outlook is stable
- EMEA benefits from positive fundamentals

Attractive business model driving high returns

- High quality, consistent, fee-based revenue streams
- Disciplined capital usage with high returns
- Expect limited impact from evolving regulatory environment

CREDIT SUISSE
October 21, 2015
8

Strong fundamentals for M&A are expected to drive overall fee pool

M&A activity as a share of the world economy

M&A revenue as a percentage of gross world product, 1993 - 2014



0.08%
0.07%
0.06%
0.05%
0.04%
0.03%
0.02%
0.01%
1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014

Business confidence levels in the US and Europe

OECD Business Confidence Index, Jan 2008 – Feb 2015, long run avg. = ~100



102
101
100
99
98
97
96
95
Jan-08 Jan-09 Jan-10 Jan-11 Jan-12 Jan-13 Jan-14 Jan-15
OECD – Europe
United States

US corporate cash holdings

End of year corporate cash holdings (USD bn, 2007 – 2014E)



2,000
1,500
1,000
500
0
+11%
2007 2008 2009 2010 2011 2012 2013 2014

Undrawn PE commitments and unrealized portfolio values

PE commitments and unrealized portfolio value (USD bn)



PE Commitments
Unrealized Portfolio Value
898
1'265
1'204
1'413
1'783
2'029
2'332
2'546
2'644
379
439
482
482
423
388
353
399
447
2006 2007 2008 2009 2010 2011 2012 2013 2014

Source: Oliver Wyman, Preqin.

Note: As of Sept 2015 PE commitments have reached USD 487 bn. Unrealized portfolio value is based on total portfolio, including buyout and non-buyout; data as of Jun 2014.

CREDIT SUISSE
October 21, 2015
9

 Agenda  October 21, 2015  10  IBCM markets and positioning  Investing in IBCM  1  2  Our financial ambition and conclusion  3

       October 21, 2015  Client strategy is tailored to the specific market opportunity and CS positioning in each segment  IBCM share of wallet by client segment (2012-2014)  Street fee mix by client segment(2012-2014 ann. avg.)  Source: Dealogic as of 7/1/15. Note: Street fees and share of wallet based on IBCM addressable market in Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and govt. debt). Sponsors segment includes fees generated by Financial Sponsors and Sponsor portfolio companies.  IG Corporates USD 13 bn  Non-IG Corporates USD 26 bn  SponsorsUSD 15 bn  11  Americas and EMEA only  Americas and EMEA only  11

Selectively deploying additional coverage resources against IG and Non-IG clients is expected to increase impact of corporate coverage

Improve IG corporate coverage

IG corporates as a % of Street fees



23%
30%
2014
2018 estimated

IG fee pool
(2012-2014)



Uncovered
34%
66%
Covered Clients

Americas and EMEA only

Expand Non-IG corporate footprint

CS Non-IG share of wallet
(2012-2014)



4.8%
9.5%
Overall
Covered

Non-IG fee pool
(2012-2014)



Uncovered
<USD 5 mn
fees/yr.
42%
28%
30%
Covered
Clients
Uncovered
>USD 5 mn
fees/yr.

Americas and EMEA only

Source: Dealogic as of 7/1/15.
Note: Street fees and share of wallet based on IBCM addressable market in Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and govt. debt). Sponsors segment includes fees generated by Financial Sponsors and Sponsor portfolio companies. Covered clients are defined as clients that IBCM actively pursues business with and that pay >USD 5 mn per year in fees to the Street.

CREDIT SUISSE
October 21, 2015
12

The plan leverages IBCM's strong Sponsors franchise across all regions and products…

Strong covered share of wallet with Sponsors

(2012-2014)



Americas
EMEA
9.2%
14.3%
5.5%
10.2%
Overall
Covered

IBCM Sponsor share of wallet by product

(2012-2014)



9.8% SoW
7.3% SoW
5.9% SoW
ECM
21%
M&A
24%
LevFin
55%
USD 15 bn
Ann. Avg.
Street fees

Americas and EMEA only

Source: Dealogic as of 7/1/15.
Note: Street fees and share of wallet based on IBCM addressable market in Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and govt. debt). Sponsors segment includes fees generated by Financial Sponsors and Sponsor portfolio companies. Covered clients are defined as clients that IBCM actively pursues business with and that pay >USD 5 mn per year in fees to the Street.

CREDIT SUISSE
October 21, 2015
13

…as well as our leadership position in Emerging Markets

- **Top 3** rank globally with leadership positions in the most attractive markets
- M&A activity in the emerging markets is projected to grow dramatically, potentially by **more than 50%** by 2018[1]



Russia
#6
China
#4
India
#10
Southeast Asia
#1
Singapore
#3
Indonesia
#1
Mexico
#3
Colombia
#2
Brazil
#3

Source: Dealogic. Rankings and fee data based on **2012 - 2015YTD** as of 10/15/15.
Note: Street fees and Rank exclude China A-shares, domestic APAC debt issuance, self-advised fees and non-core DCM (e.g. IG loans and MBS/ABS).
1 Global M&A and IPO Activity to Accelerate Until 2017-18, Baker & McKenzie, June 2015.

CREDIT SUISSE
October 21, 2015 14

UHNWI as an additional IBCM client segment represents a meaningful untapped opportunity

Companies affiliated with Forbes US billionaire list by industry[1]

Average Annual Street fees (in USD millions)


3,239
644
323
210
166
129
118
114
70
47
Spons.
Tech
M&T
O&G
RE
GIG
Cons.
Retail
HC
FIG

# Co.'s:	Spons.	Tech	M&T	O&G	RE	GIG	Cons.	Retail	HC	FIG
# Co.'s:	20	23	12	8	10	9	7	8	5	6

Privately-held companies in the US with >USD 250 mn valuation of Companies


93
16
12
11
11
9
5
2
1
Tech
GIG
M&T
FIG
HC
Cons.
Retail
P&R
RE

US

- The US has six times[2] the number of UHNWI than that of the next highest country, China
- Existing co-coverage pilot in Technology and Oil & Gas sectors has been successful
- New initiative will target early life cycle entrepreneurs and billionaires in growth sectors
- Coverage model leverages existing infrastructure:
  - ✓ Dedicated coverage team with seasoned bankers and Relationship Managers
  - ✓ IBCM, share-based lending and alternative investment products

EMEA

- Continue to capitalize on established collaboration, particularly in the Middle East, Switzerland and Russia

Source: Pitchbook, Forbes 2015 Billionaire list.
Note: Street fees based on IBCM addressable market which excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and govt. debt).
1 Companies which meet IBCM size threshold of at least USD 5mn in annual average fees paid to the Street.
2 Global Wealth Report 2015, Credit Suisse Research Institute, October 2015. Report defines UHNWI as individuals with wealth greater than USD 50 mn.

CREDIT SUISSE
October 21, 2015 15

 IBCM strategy targets a product mix that is rebalanced towards M&A and ECM  October 21, 2015  16  Ambition: M&A and ECM at >50% of revenue by 2018  M&A and ECM expected to grow across regions  Note: Includes Americas and EMEA; excludes Switzerland.1 Excludes structured products.      ECM  Lev. Fin  DCM  M&A  M&A Revenue Growth Ambition  Illustrative IBCM Revenue Mix1  ECM Revenue Growth Ambition  +18% CAGR  +6% CAGR

   IBCM is expected to continue to generate returns in excess of cost of capital  October 21, 2015  17  IBCM RoC (Leverage) Ambition  Cost of Capital (10%)  IBCM RoC (RWA) Ambition  Note: Includes Americas and EMEA; excludes Switzerland. RoC (return on regulatory capital) calculated using income after tax, assuming tax rate of 30%, and capital allocated using worst of 10% of year-end Basel 3 risk-weighted assets or 3.5% of year-end leverage exposure, respectively. 2014 calculated based on Swiss Leverage.   New Structure  New Structure

 Agenda  October 21, 2015  18  IBCM markets and positioning  Investing in IBCM  1  2  Our financial ambition and conclusion  3

Investing in IBCM

1 UHNWI Clients

- High connectivity with the UHNWI segment in the Americas and EMEA
- Ability to deliver banking products and investment opportunities to this sophisticated client base

2 Capital usage

- Selectively use capital where CS is well positioned to benefit from the largest growth opportunities
- Continue to focus on capital efficiency and returns
- Limited regulatory headwinds expected to continue

3 Profitability

- Aim to deliver sustainable, profitable growth through a rebalanced product mix
- Seek to grow IG and Non-IG corporate coverage while building on strong track record in leveraged finance and sponsors
- Goal: Continue to deliver returns in excess of cost of capital

CREDIT SUISSE
October 21, 2015 19

Goal: Drive USD 750 mn of incremental revenues in the Americas and EMEA while maintaining returns in excess of cost of capital

Action Items:

- Align coverage strategy with the largest growth opportunities where CS is well-positioned
- Expand coverage footprint with Managing Director hires
- Selectively deploy additional capital against IG and Non-IG corporates
- Rebalance product mix towards M&A and ECM
- Launch new initiative for Ultra High Net Worth Individuals

Objectives:

- ☑ USD 750 million incremental revenue by 2018
- ☑ Returns in excess of our cost of capital
- ☑ Top 5 share of wallet
- ☑ Balanced product mix that drives sustainable, profitable growth
- ☑ Trusted partner to our largest clients
- ☑ Increased alignment and connectivity with UHNWI

Credit Suisse
October 21, 2015 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: October 22, 2015		Director